No Act



13000734



UNITED STATES P.E. 1/7/13
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 12 2013
Washington, DC 20549

March 12, 2013

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-12-2013

Re: Morgan Stanley
Incoming letter dated January 7, 2013

Dear Mr. Williams:

This is in response to your letters dated January 7, 2013 and February 13, 2013 concerning the shareholder proposal submitted to Morgan Stanley by the AFSCME Employees Pension Plan and CtW Investment Group. We also have received a letter from the proponents dated February 6, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Lisa Lindsley
AFSCME Employees Pension Plan
llindsley@afscme.org

March 12, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Morgan Stanley
Incoming letter dated January 7, 2013

The proposal requests that the board appoint a committee to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more businesses. The proposal defines an "extraordinary transaction" as "a transaction for which stockholder approval is required under applicable law or stock exchange listing standard."

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Morgan Stanley, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Morgan Stanley relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
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Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

February 13, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On January 7, 2013, we submitted a letter (the "**No-Action Request**") on behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), notifying the Staff of the Division of Corporation Finance (the "**Staff**") that the Company intends to omit from the proxy materials it intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "**2013 Proxy Materials**") the shareholder proposal and supporting statement (the "**Proposal**") submitted by the AFSCME Employees Pension Plan and CtW Investment Group (collectively, the "**Proponents**") on December 5, 2012 (from AFSCME Employees Pension Plan) and December 7, 2012 (from CtW Investment Group).

The No-Action Request indicated the Company's belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be misleading in violation of Rule 14a-9, Rule 14a-8(i)(7) because the Proposal deals with matters relating to the ordinary business operations of the Company and Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

On February 6, 2013, AFSCME Employees Pension Fund ("**AFSCME**") submitted a letter to the Staff responding to the No-Action Request (the "**Response Letter**") and disagreeing with the Company's arguments that the Proposal is excludable under Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10). For the reasons discussed below and in the No-Action Request, the Company continues to believe that the Proposal may be excluded. A copy of this letter is being sent simultaneously to the Proponents.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be misleading in violation of Rule 14a-9.**

The Response Letter asserts that "Bank of America urges that a purported conflict between the supporting statement and the resolved clause renders the Proposal misleading and thus excludable, based on the false premise that the supporting statement focuses exclusively on asset divestitures and downsizing and that assets sales never require stockholder approval under Delaware law." *See* Response Letter, p. 5. Perhaps Bank of America did make this assertion. However, Morgan Stanley did not. Rather, the No-Action Request stated that the resolution contained in the Proposal is itself internally inconsistent because it defines extraordinary transactions as those "for which stockholder approval is required under applicable law or stock exchange listing standards," while also specifying that the Stockholder Value Committee's review of extraordinary transactions should include transactions "resulting in the separation of one or more businesses." As noted in the No Action Request, the separation of a business would only require the approval of the Company's stockholders in the exceptional case where the separation involved a sale of all or substantially all of the Company's assets.

The Response Letter not only fails to resolve the internal contradiction in the Proposal, it actually adds to the confusion. For example, the Response Letter claims that "[s]tockholders voting on the Proposal would understand that the Proposal asks Morgan Stanley to analyze and report on larger transactions...not run-of-the-mill small asset divestitures." *See* Response Letter, p. 6. But this appears to simply be the Proponents struggling to create an internally consistent interpretation of the Proposal after the fact. Many – if not most – "larger transactions" would not require a stockholder vote under Delaware law because they would not constitute a sale of all or substantially all of the Company's assets.[1] Moreover, if the Proponents truly intended for the Proposal to address only a sale of all or substantially all of the Company's assets, presumably they would have drafted the Proposal to state that explicitly. Consider as well the practical implications of the position advocated in the Response Letter: because, as the Proponents acknowledge, the "all or substantially all" analysis under Delaware law is not a bright line test, reading the Proposal as now urged by the Proponents would require the Stockholder Value Committee to first determine what potential transactions meet this complex legal standard and then move on to a consideration of just those transactions while excluding other transactions that would not satisfy these technical legal requirements. It is hard to imagine any board of directors functioning in that manner.

Although the Response Letter focuses in particular on the all or substantially all requirement under Delaware law, in fact the Proposal provides a definition of "extraordinary transaction" that is much broader: transactions "for which stockholder approval is required under applicable law or stock exchange listing standard." *See* Response Letter, p. 6. Neither the Proposal nor the Response Letter addresses what other "applicable law" might be relevant or how the NYSE listing standards are at all relevant. As the No-Action Request stated, the Staff

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[1] For example, the Company's 2009 sale of its retail asset management business in a transaction valued at $1.5 billion did not require stockholder approval.

has consistently permitted the exclusion of proposals that impose a standard by reference to a particular set of guidelines when the proposal and the supporting statement fail to described the substantive provisions of those guidelines. In response, AFSCME argues that it is unrealistic to expect that the applicable standard could be described within a 500-word shareholder proposal. But that is an argument devoid of legal content, a fact which the Proponents apparently recognize as they do not have any citations in support of their position. (In this regard, we note that footnote 2 in the Response Letter, which describes academic studies of takeover defenses, has no discernible relevance to the Proposal or the arguments made by the Proposal in the Response Letter.)

The Response Letter also dismisses the Staff's recent guidance on the similar subject of references to websites in Staff Legal Bulletin No. 14G as "inapposite" because the "Proposal does not refer stockholders to an external website." However, we continue to believe that the Staff's reasoning in that bulletin applies equally to the Proposal. As noted in the No-Action Request, the Proposal is even more vague than a proposal that references an external website. When a website is provided, stockholders at least know where to look for clarifying information. By contrast, the Proposal does not offer the Company and its stockholders even such minimal direction. Not only is the substance of the law and stock exchange listing standard missing from the Proposal, but the Proposal does not even describe which applicable law or stock exchange listing standards are relevant so that stockholders could research the matter for themselves.

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal may be excluded under Rule 14a-8(i)(3).

2. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

The Response Letter argues that the Proposal "unambiguously" requests that the Stockholder Value Committee explore extraordinary transactions and that the Company's argument that the Proposal includes non-extraordinary transactions "ignores the plain language of the Proposal." *See* Response Letter, p. 2. As discussed above, the Proposal is anything but "unambiguous." In fact, a plain reading of the Proposal indicates that the Proposal relates to both extraordinary and non-extraordinary transactions. The only specific types of transactions identified by the Proposal are transactions "resulting in the separation of one or more businesses," but these are the same types of transactions that the Staff has previously determined relate, in part, to non-extraordinary transactions. *See Telular Corp.* (December 5, 2003); *Sears, Roebuck and Co.* (February 7, 2000). The Staff has consistently expressed that where a proposal seeks to maximize stockholder value by considering both extraordinary and non-extraordinary transactions, the proposal may be excluded. While the Response Letter goes on at length about how a sale of substantially all of the company's assets is a transaction that requires stockholder approval and therefore could be read to fall under the definition of a transaction that would result "in the separation of one or more business," the Proposal on its face includes non-extraordinary transactions as well. Accordingly, the Proposal relates to both ordinary and extraordinary transactions and may be excluded pursuant to Rule 14a-8(i)(7).

The Response Letter also takes issue with the argument that the Proposal is excludable based on its disclosure requirements. However, the Response Letter mischaracterizes the rationale included in the No-Action Request. It is not the mere requirement of disclosure set forth in the Proposal that renders it excludable; rather, it is the risk that the disclosure required by the Proposal could undermine both the Stockholder Value Committee's work and the Company's businesses by forcing untimely public disclosure of sensitive information about the Company's strategic plans. Protecting against this type of destructive disclosure is among the reasons why stockholders rely on management to judge what (and when) disclosure is appropriate in accordance with the Company's obligations under the securities laws.

The Response Letter also argues that the 120-day deadline imposed by the Proposal for the Stockholder Value Committee to publicly report its findings does not constitute micromanagement giving rise to a basis for exclusion. The Proposal, according to the Response Letter, "simply asks that that analysis and report on extraordinary transactions be provided to stockholders within a reasonable amount of time..." *See* Response Letter, p. 5. However, this argument assumes the conclusion, *i.e.*, that 120 days is a reasonable amount of time for a committee of directors to perform a complex review of the Company's strategy and recommend courses of action. By imposing an arbitrary deadline on the very complex assignment that they have proposed, the Proponents have failed to provide the necessary flexibility to allow directors to complete a thoughtful, thorough review and enhanced the risk that the Company will be required to make untimely disclosures of confidential information and plans.

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal may be excluded under Rule 14a-8(i)(7).

3. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.**

The Response Letter argues that the Proposal has not been substantially implemented because the continuous strategic review of the Company's business described in the No-Action Request is conducted by "the full board", not "a subgroup of the board" consisting of a committee of independent directors. *See* Response Letter, p. 8. In response, the Company notes that, first, as stated in the No-Action Request, a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *Masco Corporation* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms). Second, the Company notes that the Proponents have not identified any reasons why the subject matter of the Proposal is appropriate for consideration solely by independent directors. Third, in any event, the Company's Board of Directors is composed of a substantial majority of independent directors, and the Board regularly meets in executive session, with only non-management directors present, to discuss the Company's strategy. Finally, we note that it is a strange argument indeed to complain that more, rather than fewer, of the Company's directors have provided considerable attention to the very issues raised by the Proposal. Conversely, the Company believes that matters of strategy are at the heart of

the Board's responsibilities to stockholders and, accordingly, that they are best considered by the entire Board.

The Response Letter also complains that the Proposal has not been substantially implemented because the Company has not issued a specific report, characterizing the Company's prior disclosure in this area as "piecemeal." *See* Response Letter, p. 8. The Company's disclosure to the public about these topics, however, is anything but "piecemeal," as even a cursory review of the materials included as Exhibits B, C, D and E to the No-Action Request makes clear. As noted in the No-Action Request, the Company's senior management regularly deliver detailed presentations to investors to update them on the Company's strategy and its progress in executing that strategy. Indeed, even since the submission of the No-Action Request the Company has continued to updated investors on the Company's strategy. For example, the Company filed as Exhibit 99.3 to its Current Report on Form 8-K dated January 18, 2013, a thirteen page presentation made by the Company's Chairman and Chief Executive Officer to update stockholders on the Company's strategy to drive higher returns and actions that the Company has taken to execute that strategy, which is attached as Exhibit A.

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that that the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal may be properly excluded from the 2013 Proxy Materials. Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information.

Respectfully yours,



Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Charles Jurgonis, Plan Secretary for AFSCME Employees Pension Plan

Richard Clayton, Director of Research, CtW Investment Group

Exhibit A

Strategic Update Presentation

Exhibit 99.3

Morgan Stanley

Strategic Update

James P. Gorman, Chairman and Chief Executive Officer

January 18, 2013

Notice

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current plans, estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Company, please see the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q and the Company's Current Reports on Form 8-K. This presentation is not an offer to buy or sell any security.

The information provided herein include certain non-GAAP financial measures.
The reconciliation of such measures to the comparable GAAP figures are included in this presentation and in the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q and the Company's Current Reports on Form 8-K, including any amendments thereto, which are available on **www.morganstanley.com**.

These slides are part of a presentation by Morgan Stanley and are intended to be viewed as part of that presentation. Morgan Stanley does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of forward-looking statements.

Please note this presentation is available at **www.morganstanley.com**.

Morgan Stanley

Strategic Plan to Drive Higher Returns

1. Acquire 100% of Wealth Management joint venture
2. Achieve Global Wealth Management Group margin goals through expense management; exceed through revenue growth
3. Significantly reduce RWAs in Fixed Income and Commodities
4. Drive expenses lower in 2013, 2014, and beyond
5. Grow earnings through Morgan Stanley specific opportunities
6. Achieve returns that meet and exceed cost of capital

1 Acquire 100% of the Wealth Management Joint Venture in 2013

- Acquisition of final 35% stake of wealth management JV in 2013, subject to regulatory approval



Price	$1.9Bn[4]	$4.7Bn[4]
Incremental Capital	~$0.2Bn[6]	~$0.4Bn[5]

Incremental Benefits of 100% Ownership

- Year 1 incremental earnings[1] comparable to capital required to acquire remaining 35%, driven by NCI capture and contractual upside:
  - Greater order flow capture
  - Increased deposit funding (partial benefit in Year 1)
  - Elimination of JV structures, operational complexity, agreements and expenses
- Unique syndication/distribution capabilities
- More significant loan book growth opportunity

(1) Based on Company projections of NCI elimination, contractual upside and other actions for first twelve months of full ownership.
(2) Subject to regulatory approval.
(3) Joint venture formed in May 2009.
(4) Includes no premium for deposit acquisition.
(5) Incremental capital in 2012 and 2013 reflects difference between the carrying value and the fixed purchase price of the minority stake in the joint venture.

2 Achieve GWMG Margin Goals through Expense Management; Exceed through Revenue Growth

- Consistent improvement in wealth management margin through expense management
- Margin upside with revenue growth



(1) Revenues and pre-tax margin for 2006-2008 represent results for fiscal years ending November 30th. Revenues for 2009-2012 represent results for fiscal years ending December 31st.

(2) Pre-tax margin is a non-GAAP financial measure that the Company considers useful for investors to assess operating performance. Pre-tax margin represents income (loss) from continuing operations before taxes, divided by net revenues.

(3) Pre-tax margin for 2012 excludes $193 million of non-recurring costs in 3Q12 associated with the Morgan Stanley Wealth Management integration and the purchase of an additional 14% stake in the joint venture.

Morgan Stanley

3 We Will Continue to Reduce Our Fixed Income RWAs

- Ahead of targets laid out in 3Q12
- 2016 figures represent expected "end-state" risk-weighted assets (RWAs)
- Can achieve RWA reduction without impairing revenue or client franchise



(1) The Company estimates its risk-weighted assets based on a preliminary analysis of the Basel III guidelines published to date and other factors. This is a preliminary estimate and may change.
(2) Assumes 9% Basel 3 Tier 1 Common Capital ratio. The Basel 3 Tier 1 Common Capital ratio is a non-GAAP financial measure that the Company considers to be a useful measure to the Company and investors to gauge future regulatory capital requirements.

Morgan Stanley

We Will Continue to Reduce Our Fixed Income RWAs

- Ahead of targets laid out in 3Q12
- 2016 figures represent near "end-state" risk-weighted assets (RWAs)
- Can achieve RWA reduction without impairing revenue or client franchise

Fixed Income and Commodities Basel III Risk-Weighted Assets[1]

($Bn)



Morgan Stanley

(1) The Company estimates its risk-weighted assets based on a preliminary analysis of the Basel III guidelines published to date and other factors. This is a preliminary estimate and may change.
(2) Assumes reductions in some areas, partially offset by growth in others.

4 Driving Cost Reductions: Expenses to Decline ~$1.6Bn with Flat Revenue on Top of 2012 Reductions of $500MM

- Expenses declined $500MM in 2012, reflecting cost reductions, partially offset by investments
- Assuming flat revenue environment, expenses could decline by ~$1.6Bn between 2012 and 2014
  - Expense reductions reflect Office of Re-engineering, ISG and GWMG expense initiatives, and headcount management, partially offset by re-investment in certain areas
- Headcount down over 6,000 since year-end 2011 following January 2013 reduction in force



	Firm Headcount (2)	% Change from YE 2011
YE 2011	61,546	—
YE 2012	57,061	(7%)
YE 2013	55,358 (3)	(10%)

(1) Based on current expectations; changes in litigation results or regulation could materially impact expenses. Assumes no changes in compensation deferral programs. Assumes similar revenue mix.
(2) Firm headcount for all periods has been restated to exclude employees of Quilter.
(3) Assumes only impact from January 2013 reduction. Constant headcount assumed after January 18, 2013.

Driving Cost Reductions: Improvements & Restructuring in 2013

- Below actions are reflected in the net savings of ~$1.6Bn between 2012 and 2014

Cost Improvements and Restructuring: 2013
• Announced January 2013 headcount reduction of ~1,700 • Reducing and re-sizing Institutional Securities geographic footprint, enhancing importance of key regional centers, including NYC, London and Hong Kong – Russia & Middle East: Downsizing local sales & trading presence, deploying certain resources to regional centers – Certain other countries: Streamlining footprint, deferring expansion plans, and/or exiting some businesses – Continue to serve clients from key regional centers, using centralized trading platforms, execution teams, infrastructure and support • Pursue strategic alternatives for Private Wealth Management Europe; integrate other international platforms into institutional business

Grow Earnings Through Firm-Specific Opportunities: Deeper ISG and GWMG Partnership

- Opportunities for earnings growth from collaboration between ISG and GWMG, in addition to benefits from owning 100% of wealth management JV
- ISG and GWMG management formalized a joint effort in September 2012 to deepen partnership
  - Currently over 35 initiatives in various stages of execution
  - Expect initial impact from this effort in 2013, with upside over the next three years

Client Experience	• Cross-offering products and capabilities from one business to clients of another – Integrated research view, comprised of top institutional and retail analysts • Capturing share in underpenetrated clients from a more segmented service model – Launch of fixed income middle markets platform • More efficiently and effectively delivering existing products to existing clients
Operational Efficiency	• Eliminating overlapping trade support functions • Enhanced risk management
Organizational Coordination	• Integrate Senior Relationship Management to build cross-firm realization of full scope of client relationships – Key business partners in GWMG often top clients for ISG

Grow Earnings Through Firm-Specific Opportunities: Bank Strategy

- Firmwide deposits of $83Bn at 2012 year-end would increase to $142Bn pro-forma with 100% ownership of wealth management JV[1,2]
- Pro-forma deposit base represents significant opportunity in both GWMG and ISG to drive growth[2]

Global Wealth Management Group

Current State:

- Invested in infrastructure and footprint
  - Network of private bankers to support FAs in branches
  - Management team
- Systematic build-out of lending product suite with disciplined governance and risk management
  - Home loans and home financing products
  - Securities based lending
  - Tailored lending

Further Opportunities:

- Increased penetration of lending activity
  - ~5% of clients have a Morgan Stanley lending product vs. ~10% average for peers

Institutional Securities Group

Current State:

- Realizing funding cost benefits for:
  - Relationship lending
  - Project finance
  - Foreign exchange derivatives

Further Opportunities:

- Achieve additional funding cost benefits
- Drive growth through ROE accretive business opportunities:
  - Incremental foreign exchange derivatives
  - Interest rate derivatives[2]
  - Additional commercial lending products[2]

Morgan Stanley

(1) Deposits of $142Bn pro-forma for 100% ownership include values for all combined deposits in the Bank Deposit Program ($131Bn) plus those deposits outside of the joint venture as of December 31, 2012.
(2) Subject to regulatory approval.

6 What Does This Add Up To?

Return on Average Common Equity (ROE) excl. DVA[1]
(%)







Morgan Stanley (1) See slide 19 for additional information related to the calculation of the financial metrics presented on this page.

End Notes

These notes refer to the financial metrics presented on Slide 12.

(1) Based on current expectations, changes in litigation results or regulation could materially impact expenses. Expense reductions reflect Office of Re-engineering, ISG and GWMG expense initiatives, and headcount management, partially offset by re-investment in certain areas; see slide 8 for additional information. Assumes no changes in compensation deferral programs.

(2) The impact from changes in Morgan Stanley's debt-related credit spreads is referred to as DVA.

(3) The Company estimates its risk-weighted assets based on a preliminary analysis of the Basel III guidelines published to date and other factors. This is a preliminary estimate and may change.

(4) Tangible common equity, a non-GAAP financial measure, equals common equity less the sum of goodwill, mortgage servicing rights and indefinite-lived assets. Goodwill associated with the wealth management JV is deducted pro-rata from the calculation based on the percent ownership of the Company in the JV. The Company views tangible common equity as a useful measure to investors because it is a commonly utilized metric and reflects the common equity deployed in the Company's businesses.

(5) The return on average common equity, excluding DVA, and return on average tangible common equity, excluding DVA are non-GAAP measures that the Company considers to be a useful measure that the Company and investors use to assess operating performance. The calculation of return on average common equity, excluding DVA uses income from continuing operations applicable to Morgan Stanley less preferred dividends and DVA as a percentage of average common equity. The calculation of return on average tangible common equity, excluding DVA uses income from continuing operations applicable to Morgan Stanley less preferred dividends and DVA as a percentage of average tangible common equity.

(6) Return on average common equity , excluding DVA and return on average tangible common equity, excluding DVA for periods in 2012 exclude the pre-tax revenue impact of DVA in the following amounts: ($1,978 million) in 1Q12, $350 million in 2Q12, ($2,262 million) in 3Q12, and ($511 million) in 4Q12.

(7) Return on average common equity and return on average tangible common equity for periods in 2012 exclude the average common equity impact of DVA in the following amounts: $1,452 million in 1Q12, $1,175 million in 2Q12, $366 million in 3Q12, and ($685 million) in 4Q12.

(8) Capital actions are subject to regulatory approval.

Morgan Stanley

Strategic Update

James P. Gorman, Chairman and Chief Executive Officer

January 18, 2013



Committee
Lee Saunders
Laura Reyes
John A. Lyall
Eliot Seide
Lonita Waybright

EMPLOYEES PENSION PLAN

February 6, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan and CtW Investment Group; request by Morgan Stanley for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") and the CtW Investment Group (together with the Plan, the "Proponents") submitted to Morgan Stanley ("Morgan Stanley" or the "Company") a stockholder proposal (the "Proposal") asking Morgan Stanley's board to appoint a committee (the "Stockholder Value Committee") to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of Morgan Stanley's businesses, and to report its findings to stockholders no later than 120 days after the 2013 annual meeting of stockholders.

In a letter dated January 7, 2013 (the "No-Action Request"), Morgan Stanley stated that it intends to omit the Proposal from its proxy materials being prepared for the 2013 annual meeting. Morgan Stanley claims that it may exclude the Proposal pursuant to (a) Rule 14a-8(i)(7), as relating to Morgan Stanley's ordinary business operations; (b) Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading; and (c) Rule 14a-8(i)(10), as substantially implemented.

As discussed more fully below, Morgan Stanley has not met its burden of establishing its entitlement to rely on any of those exclusions. Accordingly, we

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

211-12

respectfully ask the Division to decline to grant the relief requested by the Company.

The Proposal

The Proposal states:

"Resolved, that stockholders of Morgan Stanley urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more businesses.
2. The Stockholder Value Committee should publicly report on its findings to the stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An 'extraordinary transaction' is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard."

The Proposal Does Not Deal With Morgan Stanley's Ordinary Business Operations Because it Focuses Solely on Extraordinary Transactions, Which Transcend Ordinary Business

Morgan Stanley urges that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), which allows omission of a proposal if it "deals with a matter relating to the company's ordinary business operations." Morgan Stanley offers several arguments in support of its claim that the Proposal deals with ordinary business, none of which has merit.

First, Morgan Stanley generally contends that the Proposal relates to non-extraordinary transactions and that the Staff has consistently viewed such non-extraordinary transactions as supporting exclusion. This argument ignores the plain language of the Proposal. The resolved clause unambiguously asks that a board Stockholder Value Committee "explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more businesses." (emphasis added) The resolved clause defines an "extraordinary transaction" as one requiring stockholder approval.

Morgan Stanley asserts that unless the Proposal asks the Company to undertake a "specific extraordinary transaction," it may be excluded on ordinary business grounds. (See No-Action Request, at 7) Morgan Stanley points to no determination, and the Proponents are not aware of any, requiring that a proposal specify a particular

extraordinary transaction in order to avoid exclusion on ordinary business grounds, particularly if it is otherwise clear that the proposal is intended to address only extraordinary transactions.

To be sure, proposals pressing specifically for a sale or merger of a company have withstood ordinary business challenge, with the Staff reasoning that they involve only extraordinary transactions and thus transcend day-to-day business operations. (See, e.g., National Technical Systems, Inc. (Mar. 29, 2011) (proposal urging that the company "immediately hire an investment banking firm to initiate a search for a buyer of the company in order to maximize shareholder value")) But a proponent should not be required to suggest a specific extraordinary transaction in order to put forth a proposal involving only extraordinary transactions, especially where, as here, the Proponents believe that the company's size and complexity defy simple solutions and that the board, with its superior access to information, is in a better position to explore possible transactions and report to stockholders on that analysis. The Proponents are not wedded to any particular type of extraordinary transaction, and the Proposal's language reflects that openness.

Morgan Stanley likens the Proposal to proposals urging the maximization of stockholder value, which the Staff has permitted companies to exclude. But the excludable "maximize stockholder value" proposals in the determinations cited by Morgan Stanley are easily distinguished from the Proposal because they explicitly or implicitly encompassed non-extraordinary transactions. Some proposals asked the board to explore strategic alternatives to maximize value, including one or more extraordinary transactions such as a sale or merger, but did not limit the scope of the proposal to extraordinary transactions. The Staff concluded that the language of those proposals was sufficiently broad to bring in non-extraordinary transactions, even though no specific non-extraordinary transaction was mentioned. (See, e.g., Donegal Group Inc. (Feb. 16, 2012); Central Federal Corp. (Mar. 8, 2010)) Other proposals, such as the one submitted at Telular Corp. (Dec. 5, 2003), explicitly included non-extraordinary transactions within the board committee's mandate. The proposal in PepsiAmericas, Inc. (Feb. 11, 2004), simply directed management to "pursue the company's objective to maximize shareholder value," which was deemed to encompass non-extraordinary transactions.

In a related argument, Morgan Stanley claims that the Proposal relates to non-extraordinary transactions because it includes within the scope of the Stockholder Value Committee's review a type of transaction—an "extraordinary transaction resulting in the separation of one or more businesses"—that Morgan Stanley asserts would never qualify as an extraordinary transaction because such a transaction would not require stockholder approval. This overstates applicable law. Although it is true that small divestitures and spin-offs do not generally require stockholder approval, a merger or sale of all or substantially all of a company's assets does require stockholder approval under Delaware law.

Delaware courts have used a multi-factor analysis, incorporating both

quantitative and qualitative considerations, in determining whether an asset sale requires shareholder approval. (See Gimbel v. Signal Cos., 316 A.2d 599 (Del. Ch.), aff'd, 316 A.2d 619 (1974)) In one case, a Delaware court held that stockholder approval was required for a sale of assets constituting 51% of the corporation's assets, 44.9% of its revenues and 52.4% of its operating income. (Katz v. Bregman, 431 A.2d 1274 (Del. Ch.), appeal refused sub nom, Plant Indus. v. Katz, 435 A.2d 1044 (Del. 1981)) The Proposal clearly contemplates that only divestitures that rise to an extraordinary level would be within the purview of the Stockholder Value Committee's analysis, and, for that reason, the Proposal is limited to extraordinary transactions.

A recent determination supports the principle that, where a proposal does limit its focus strictly to extraordinary transactions, exclusion is inappropriate. In Hampden Bancorp, Inc. (Sept. 5, 2012), the proposal asked that the board "explore avenues to enhance shareholder value through an extraordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution." Hampden Bancorp argued, among other things, that the proposal implicated the company's ordinary business operations due to its discussion of shareholder value maximization. The proponent countered that the plain language of the resolved clause limited the proposal's coverage to extraordinary transactions. The Staff declined to grant relief.

Morgan Stanley also incorrectly argues that the public disclosure contemplated by the Proposal runs afoul of the ordinary business exclusion, claiming that "proposals that companies disclose specific information beyond what is legally required" are excludable on ordinary business grounds. (See No-Action Request, at 9) Decisions regarding disclosure, Morgan Stanley claims, are a "core management function." (Id.)

In this regard, Morgan Stanley misrepresents the Staff's approach to proposals seeking disclosure. There is no blanket prohibition on asking for disclosure beyond legal requirements; indeed, in numerous determinations the Staff has declined to allow exclusion on ordinary business grounds of proposals that asked for disclosure beyond legal requirements, so long as the subject of the report does not relate to the company's ordinary business. The Commission adopted this approach in Exchange Act Release No. 20091 (Aug. 16, 1983), abandoning a policy of allowing exclusion of proposals asking issuers to report on specific aspects of their business. In that release, the Commission directed that "[h]enceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) [the predecessor to Rule 14a-8(i)(7)]." Because the subject of the Proposal is extraordinary transactions and thus not ordinary business, the Proposal's disclosure element does not support exclusion.

Finally, Morgan Stanley urges that the Proposal's 120-day time frame for the Stockholder Value Committee's report to stockholders constitutes micromanagement. The company cites Exchange Act Release No. 40018 as supporting exclusion; that release stated that "specific time-frames or methods for implementing complex

policies" may constitute micromanagement, but noted that not all proposals promoting time-frames implicate ordinary business concerns. (Exchange Act Release No. 40018 (May 21, 1998))

The determinations cited in the proposing release preceding Release 40018 shed light on the kinds of time-frames the Commission saw as problematic: One proposal "sought to establish the interval" between share repurchases and the other "sought to impose earlier timetable for cessation of CFC production" by a chemical company. (Exchange Act Release No. 39093, fn. 79 (Sept. 18, 1997)) Unlike those proposals, the Proposal does not seek to alter the timing of a day-to-day management activity, such as share repurchases or product discontinuance. Instead, the Proposal simply asks that the analysis and report on extraordinary transactions be provided to stockholders within a reasonable amount of time after Morgan Stanley's annual meeting.

To conclude, the Proposal does not deal with Morgan Stanley's ordinary business operations. Its scope is explicitly limited solely to extraordinary transactions, a subject the Staff has consistently found to transcend ordinary business. That the Proposal asks for a report on the Stockholder Value Committee's analysis, which itself addresses only non-ordinary business matters, does not render it excludable. The focus on extraordinary transactions requiring stockholder approval means that, by definition, the Proposal does not address day-to-day management matters or complex subjects unsuited for stockholder consideration. Accordingly, we respectfully ask that Morgan Stanley not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(7).

<u>The Proposal's Clear Focus on Extraordinary Transactions Means That Both Stockholders and Morgan Stanley Can Tell What the Proposal Seeks to Do</u>

Morgan Stanley claims that the Proposal is excessively vague and thus excludable pursuant to Rule 14a-8(i)(3) as materially false or misleading. Specifically, Bank of America urges that a purported conflict between the supporting statement and the resolved clause renders the Proposal misleading and thus excludable, based on the false premises that the supporting statement focuses exclusively on asset divestitures and downsizing and that asset sales never require stockholder approval under Delaware law. As discussed above, the supporting statement and the resolved clause are consistent in that they both refrain from promoting any particular extraordinary transaction. As well, under some circumstances, Delaware law requires stockholder approval when a divestiture involves all or substantially all of a company's assets.[1] Therefore, there is no conflict between the Proposal's supporting statement and its resolved clause and no basis for exclusion pursuant to Rule 14a-8(i)(3).

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[1] Morgan Stanley's reliance on determinations involving "a misapplication or misunderstanding of Delaware law" is misplaced here. Those proposals either asked for actions that could not be taken under Delaware law (Jefferies Group, Inc. (Feb. 11, 2008) (requesting that management submit and support proposals in a proxy statement, which could only be done by the board) or misrepresented some aspect of Delaware law (Newell Rubbermaid (Feb. 2, 2012) (suggesting that Delaware law set an ownership threshold for shareholders seeking to call a special meeting)). The Proposal does neither of those things.

Morgan Stanley also contends that the Proposal defines a key term—extraordinary transaction—by reference to an outside standard, being subject to stockholder approval, without explaining that standard. Given the various potential transactional forms, it is unrealistic to expect that all transactions for which stockholder approval might be required must or could be described within a 500-word stockholder proposal. The absence of a bright-line standard under Delaware law, for example, for when stockholders must approve a sale of all or substantially all of a corporation's assets would compound the difficulty of that task. Stockholders voting on the Proposal would understand that the Proposal asks Morgan Stanley to analyze and report on larger transactions the Company might undertake—not run-of-the-mill small asset divestitures—with a view toward maximization of stockholder value.

In support of its claim that the Proposal is excessively vague, Morgan Stanley points to Staff comment letters to registrants in which the Staff has suggested that references to laws should be defined or described. Such Staff guidance is inapposite to the current context and should not be dispositive here. Information in registration statements is put to a different use than the information contained in a proposal included in a proxy statement. Potential investors use registration statements to assess the risks associated with investing in a company's securities. A registrant's disclosure regarding, for example, stockholder rights, like that on which the Staff commented to Acadia Healthcare Company (see No-Action Request, at 6), is indispensable in informing potential investors prior to making investment decisions, allowing investors to assess the extent to which a company's management and board are accountable to stockholders, which studies have shown is associated with firm value and performance.[2] Such information forms a key part of many investors' investment due diligence and thus should be required to be disclosed in sufficient detail in the document used as the basis for the investment decision.

The Staff Comment Letter to Fort Pitt Capital Funds, cited by Morgan Stanley, supports this distinction, when viewed together with subsequent correspondence and the ensuing proxy statement. It is true that the Staff called "as permitted by the 1940 Act" vague when used to describe the circumstances under which the fund would issue securities senior to the fund's presently authorized shares. However, the Staff did not require the fund to change the disclosure. Instead, the Staff asked for "supplemental"

[2] The academic literature provides strong support for the proposition that companies with more takeover defenses underperform. A 2005 Harvard study by Lucian Bebchuk and Alma Cohen found that staggered boards are associated with a lower firm value (as measured by Tobin's Q) and found evidence that staggered boards may bring about, not merely reflect, that lower value (Bebchuk and Cohen, 2005). A 2002 study which included all hostile bids from 1996 through 2000 found that an "effective staggered board"—a classified board plus provisions that disable shareholders from changing control of the board in a single election despite the classification—doubles the odds that a target company will remain independent, without providing any countervailing benefit such as a higher acquisition premium (Bebchuk, Coates and Subramanian, 2002). A 2007 study found firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang and Xie, 2007) while another 2007 study found classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

elaboration—i.e., additional information provided privately to the Staff—on the meaning of the phrase. The fund explained that it wanted to capture possible future changes to the 1940 Act and did not wish to provide a description that could become outdated. The Staff appears to have acquiesced in this desire, because the fund's proxy statement retains the "as permitted by the 1940 Act language" without further definition. (See DEF14A of Fort Pitt Capital Funds filed on June 16, 2011, at page 4 (available at
http://www.sec.gov/Archives/edgar/data/1158727/000089418911002654/fort-pitt_def14a.htm))

Staff Legal Bulletin 14G's discussion of external web sites, on which Morgan Stanley also relies, is similarly inapposite. The Proposal does not refer stockholders to an external website for information necessary to the voting decision.

The Proposal unambiguously asks Morgan Stanley's board to analyze extraordinary transactions to enhance stockholder value, defined as transactions requiring stockholder approval. Stockholders voting on the Proposal will understand that the Proposal intends to focus on non-ordinary course transactions, even without an exhaustive discussion of when Delaware law and stock exchange listing standards require stockholder approval. Accordingly, exclusion in reliance on Rule 14a-8(i)(3) is not appropriate.

Morgan Stanley Has Not Substantially Implemented the Proposal

Morgan Stanley claims that it has substantially implemented the Proposal, justifying omission pursuant to Rule 14a-8(i)(10). Although the company's actions need not be precisely the same ones requested by the proposal, the proposal's essential objective must be satisfied and the company's actions must compare favorably to the steps requested in the proposal in order to justify omission. (See Texaco, Inc. (Mar. 28, 1991))

Most fundamentally, Morgan Stanley concedes that it has not "issued a specific report relating to potential extraordinary transactions, as advocated by the Proposal. . . ." (No-Action Request, at 13) The issuance of such a report following a review of potential extraordinary transactions is the core of the Proposal. We believe that the measures Morgan Stanley cites in support of substantial implementation cannot be said to satisfy the Proposal's essential objectives absent this focused review and analysis.

Morgan Stanley claims that its board has engaged in a review, on an ongoing basis, regarding strategic alternatives and the best way to maximize stockholder value. Morgan Stanley lists a number of steps it has taken in furtherance of the strategy being pursued by the board. (See No-Action Request, at 11)

Morgan Stanley does not assert, however, that its ongoing review is conducted by a committee of independent directors, as requested by the Proposal. Instead, the ongoing review is conducted as one of many general responsibilities of the full board.

The Proposal's purpose for constituting the Stockholder Value Committee would be to create a subgroup of the board able to focus intensively on reviewing and reporting on extraordinary transactions. That the full board already considers strategy and transactions, along with its numerous other responsibilities, does not constitute substantial implementation of this element of the Proposal.

As well, the Proposal focuses on initiating a review of potential extraordinary transactions going forward from today, culminating in a report to stockholders of the Stockholder Value Committee's analysis. Transparency regarding the Stockholder Value Committee's analysis is an important element of the Proposal. Thus, the measures already taken by Morgan Stanley pursuant to past decisions of the board regarding strategy do not satisfy the Proposal's goal, nor does piecemeal disclosure regarding those actions.

The steps Morgan Stanley has taken fall far short of substantially implementing the Proposal. Morgan Stanley has not given responsibility for a prospective review of extraordinary transactions to a dedicated and independent board committee. No forward-looking review has been conducted. No report on such a review has been produced. Accordingly, Morgan Stanley has not met its burden of establishing its entitlement to rely on Rule 14a-8(i)(10) to exclude the Proposal.

* * * *

Morgan Stanley has not established that it is entitled to omit the Proposal in reliance on any of the bases it cites in the No-Action Request. Accordingly, we respectfully ask that the Company's request for relief be denied.

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Marc O. Williams
Davis Polk
Marc.williams@davispolk.com

Richard Clayton, Director of Research
CtW Investment Group

New York
Menlo Park
Washington DC
São Paulo
London

Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal and supporting statement (the "**Proposal**") submitted by the AFSCME Employees Pension Plan and CtW Investment Group (collectively, the "**Proponents**") on December 5, 2012 (from AFSCME Employees Pension Plan) and December 7, 2012 (from CtW Investment Group) for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "**2013 Proxy Materials**"). The Proposal and related correspondence are attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from the 2013 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before Morgan Stanley plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

Resolved, that stockholders of Morgan Stanley urge that:

1. The Board of Directors should promptly appoint a committee (the "**Stockholder Value Committee**") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more businesses.

2. The Stockholder Value Committee should publicly report its findings to the stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking, and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be misleading in violation of Rule 14a-9;
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the ordinary business operations of the Company; and
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be misleading in violation of Rule 14a-9.**

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." In Staff Legal Bulletin No. 14B (CF) (September 15, 2004), the Staff stated that "reliance on [R]ule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any

reasonable certainty exactly what actions or measures the proposal requires . . . ." A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. *See, e.g., Verizon Communications Inc.* (February 21, 2008); and *Capital One Financial Corporation* (February 7, 2003). Because the Proposal is internally inconsistent and because it relies on an external set of guidelines that it does not define, the Proposal is vague and misleading and should be excluded in reliance on Rule 14a-8(i)(3).

A. The Proposal is excludable pursuant to Rule 14a-8(i)(3) because it is vague and subject to multiple interpretations such that neither shareholders in voting on it nor the Company in implementing it would be able to determine the specific requirements that the Proposal would impose.

The Proposal contains vague and internally inconsistent language that would leave both the stockholders voting on the Proposal and the Company (if it were to attempt to implement the Proposal) uncertain as to exactly what actions would be required to be taken if the Proposal were approved. Accordingly, the Company may properly exclude the Proposal under Rule 14a-8(i)(3).

The Proposal falls squarely within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3). From the plain language of the Proposal, it is unclear what types of transactions the Proposal would require the Stockholder Value Committee to explore and neither the Proposal nor the supporting statement identifies any specific transactions that the Company should consider. The Proposal defines extraordinary transactions as those "for which stockholder approval is required under applicable law or stock exchange listing standard." The Company is a Delaware corporation listed on the New York Stock Exchange ("NYSE"). Under Delaware law, the only transactions that would require a stockholder vote are a merger and a sale of all or substantially all of the Company's assets.[1] 8 *Del. C.* § 251, 271. In addition, the NYSE listing rules require stockholder approval in certain specified circumstances.[2] However, the

[1] Other matters requiring a stockholder vote under Delaware law include amending the Company's charter, dissolving the Company, transfer or domestication of a Delaware corporation to a foreign jurisdiction and converting the Company from a corporation to another legal entity, none of which would appear implicated by the Proposal. 8 *Del. C.* § 242, 275, 390, 266.

[2] The NYSE listing rules require stockholder approval in the following situations:

- approval of equity compensation plans;
- prior to the issuance of common stock or of securities convertible into or exercisable for common stock, to directors, officers, substantial security holders of the Company, subsidiaries, affiliates and certain others with whom a company has a close relationship;
- prior to the issuance of common stock or securities convertible into or exercisable for common stock if (x) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or such securities convertible into or exercisable for common stock or (y) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock; and
- the issuance of stock that will result in change of control.

(...continued)

Proposal requires that the Stockholder Value Committee's review of extraordinary transactions include "an extraordinary transaction resulting in the separation of one or more businesses." The separation of a business cannot be an extraordinary transaction as defined by the Proposal because it would not require a stockholder vote under Delaware law or the NYSE rules.[3] As a result of this internal contradiction in the Proposal, there are two distinct ways that the Proposal could be interpreted and implemented. Under one interpretation, the Board would appoint a special committee and instruct it to consider extraordinary transactions, as specifically defined by the Proposal, as well as the separation of one or more businesses. Under the second interpretation, the Board would appoint a special committee and instruct it to explore only extraordinary transactions as specifically defined in the Proposal, disregarding the language in the Proposal that calls for consideration of transactions that are not within this definition. Because of the inconsistency embedded in the heart of the Proposal, there is no way for the Board to know with reasonable certainty what responsibility to give the committee in order to implement the Proposal, and similarly there is no way for stockholders to know with reasonable certainty which mandate they would be supporting were they to vote for the Proposal.

The Staff has previously permitted the exclusion of proposals that were susceptible to more than one interpretation, and the Staff does not require the recipient of the proposal to guess at the proper interpretation. *See, e.g., Prudential Financial* (Feb. 16, 2006); *Bank Mutual Corporation,* (Jan 11, 2005). In *Bank Mutual Corporation,* the Staff expressed the view that a proposal urging that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" could be omitted in reliance on rule 14a-8(i)(3) because it was not clear (in the Company's words) "whether the Proponent intends to submit a proposal that requires all directors to retire after attaining the age of 72, or merely that a retirement age be set upon a director attaining age 72." *Bank Mutual Corporation,* (Jan 11, 2005). Likewise, in *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff explained that a "proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." This is precisely the case at hand: because there are two different interpretations of the Proposal's requirements, the Board could implement the Proposal in a way that is different from what voting stockholders anticipated.

The Staff has also specifically allowed the exclusion of proposals in reliance on Rule 14a-8(i)(3) where, as is the case with the Proposal, a misapplication or misunderstanding of Delaware law caused the proposal to be vague or misleading. *See Jefferies Group, Inc.* (Feb. 11, 2008) (excluding a proposal requesting that management submit and support certain proposals in future proxy statements where such tasks are the province of the board of directors under Delaware law); *Newell Rubbermaid* (Feb. 2, 2012) (excluding a proposal that was subject to

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(continued...)

NYSE, Inc., Listed Company Manual §312.03.

[3] As noted above, a sale of all or substantially all of the assets of the Company would, of course, require stockholder approval under Delaware law. However, the reference in the Proposal to a "separation of one or more businesses" seems to contemplate a potential transaction that does not rise to this level – otherwise, the Proposal would presumably have referred more specifically to a sale of the Company.

multiple interpretations because its language erroneously suggested that Delaware established a minimum required stock ownership for stockholders to call special meetings). The vagueness inherent in the Proposal similarly arises from an error concerning applicable law and stock exchange regulation. Specifically, the Proposal suggests that the separation of a business requires a stockholder vote, when, in fact, it does not.

Without additional guidance, shareholders could not be expected to understand with a reasonable degree of certainty what the Proposal requires, and the Company could not be expected to know with a reasonable degree of certainty what action is expected of it in order to implement the Proposal. For the reasons stated above, the Company believes the Proposal is impermissibly vague and indefinite and, therefore, may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3).

B. The Proposal is excludable pursuant to Rule 14a-8(i)(3) because it relies on an external set of guidelines but fails to describe the substance of those guidelines.

In reliance on Rule 14a-8(i)(3), the Staff has permitted the exclusion of proposals that—like the Proposal—impose a standard by reference to a particular set of guidelines when the proposal and the supporting statement failed to describe the substantive provisions of the external guidelines. *See Cardinal Health, Inc.* (Jul. 6, 2012); *Chiquita Brands International, Inc.* (Mar. 7, 2012); *Dell Inc.* (Mar. 30, 2012); *Wellpoint, Inc.* (Feb. 24, 2012); *AT&T, Inc.* (Feb. 16, 2010); *Boeing Co.* (Feb. 10, 2004). In particular, the Staff has repeatedly allowed the exclusion of proposals that rely on a definition from the NYSE listing rules where that definition is not included in the proposal. *See Cardinal Health, Inc.* (Jul. 6, 2012); *Wellpoint, Inc.* (Feb. 24, 2012). The Staff has also permitted companies to exclude proposals that refer to specific statutes or SEC rules, without including their terms. *See Dell Inc.* (Mar. 30, 2012); *Chiquita Brands International, Inc.* (Mar. 7, 2012); *AT&T, Inc.* (Feb. 16, 2010). The Staff's position in these instances has rested on the notion that without being presented with the substance of these definitions, statutes and rules, many stockholders would not understand the substance of the proposal on which they were being asked to vote. The Staff has further agreed that the fact that some stockholders may be familiar with the external guidelines referenced by a proposal did not cure a proposal of vagueness. *Chiquita Brands International, Inc.* (Mar. 7, 2012).

The Proposal is even more vague than proposals that the Staff has previously allowed to be excluded. The Proposal defines "extraordinary transaction" by reference to transactions "for which stockholder approval is required under applicable law or stock exchange standard." However, not only does the Proposal fail to describe the substance of the referenced applicable law and listing standards, it does not even inform stockholders of which laws and listing standards apply or where stockholders could learn what these requirements are. Accordingly, stockholders who are not already familiar with the details of the stockholder voting requirements under the legal and regulatory regimes governing the Company will not know what types of transactions the Stockholder Value Committee would evaluate or how to find out what these potential transactions are. Without this key information, neither stockholders in voting on the Proposal nor the Company in implementing the Proposal will be reasonably certain of what the Proposal requires.

The Proposal is distinguishable from other shareholder proposals that the Staff did not deem vague despite their references to external guidelines. *See Pepsico* (Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (Feb. 2, 2012); *General Electric Co.* (Jan 10, 2012, *recon denied* Feb 1, 2012). Each of those proposals urged that the chairman of the board of directors be an "independent director (by the standard of the New York Stock Exchange) who has not previously served as an executive officer of [the] Company." Those cases, however, are quite distinct from the Proposal. First, in those cases the proposal at least referred to a specific external standard (*i.e.*, the independence standard of the New York Stock Exchange) which is readily ascertainable whereas the Proposal contains only a general reference to applicable law and stock exchange standards. Second, in those cases, the external standard was not central to the proposals, which focused on whether the chairman had served as an executive officer. By contrast, the references to applicable law and stock exchange listing standard lie at the heart of the Proposal because they define the scope of what the Stockholder Value Committee is to explore and report on to stockholders. Without understanding what is required under those external guidelines, the Proposal has no substance, and neither stockholders nor the Company can be expected to know what the Proposal calls for.

The Staff has also expressed the view in numerous comment letters to companies that citations or references to laws in proxy and other filings must be defined or described so that stockholders are armed with specific information about the substance of the referenced law. *See, e.g., Staff Comment Letter to Acadia Healthcare Company, Inc.* (Aug. 10, 2011) (a Form S-4 Registration Statement which indicated that the company's certificate of incorporation will provide "the right to amend, alter, change, or repeal any provision contained therein in the manner...prescribed by the laws of the State of Delaware" is "vague" and should be revised to explain what Delaware law prescribes); *Staff Comment Letter to Fort Pitt Capital Funds* (June 14, 2011) (requesting that the company revise its preliminary proxy statement to clarify what the company meant when using the phrase "as permitted by the 1940 Act" in explaining an investment policy); *Staff Comment Letter to Proteonomix, Inc.* (Aug. 31, 2009) (a Form 10 Registration Statement that stated that the company's governing documents indemnified "to the fullest extent permitted by Section 145 of the Delaware General Corporation Law...each person that such section grants us the power to indemnify" should be revised to disclose more specifically which person are covered by Section 145). Consistent with the Staff's comments on companies' proxies and other filings, the Proposal's failure to provide stockholders with the information necessary to understand "applicable law or stock exchange listing standard" results in the Proposal being vague and misleading.

The Staff expressed an analogous view in Staff Legal Bulletin No. 14G, where it stated that "[i]f a proposal or supporting statement refers to a website that provides information necessary for shareholders and the Company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-8(i)(3) as vague and indefinite." *SEC Staff Legal Bulletin No. 14G (CF)* (2012). Like a proposal that refers stockholders to a website, the Proposal does not include all of the information that the Company's stockholders need to understand the substance of the Proposal. However, the Proposal is even more vague than a proposal that includes a website. When a

website is provided, stockholders at least know where to look for clarifying information. The Proposal does not offer the Company and its stockholders even such minimal direction. As discussed above, not only is the substance of the law and stock exchange listing standard missing from the Proposal, but the Proposal also fails to tell stockholders which laws and listing standards apply. If a proposal that refers stockholders to a website can be excluded under Rule 14a-8(i)(3) for being vague and indefinite, so should a proposal that refers stockholders only to applicable law and stock exchange listing standard be excludable in reliance on that rule.

2. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that the proposal does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). In Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting" and that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." A proposal should be excluded under Rule 14a-8(i)(7) if the proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). The 1998 Release further provides that determinations as to whether proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed."

A. **The Proposal is excludable pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Board's general obligation to maximize stockholder value and relates to both extraordinary and non-extraordinary transactions.**

The Staff has previously concluded that proposals related to the Board's general obligation to maximize stockholder value may be excluded under Rule 14a-8(i)(7). *See Donegal Group Inc.* (February 16, 2012) (excluding a proposal requesting that the board appoint a committee to explore strategic alternatives to maximize shareholder value under Rule 14a-8(i)(7)); *Central Federal Corp.* (March 8, 2010) (same); *Medallion Financial Corp.* (May 11, 2004) (same); *PepsiAmericas, Inc.* (February 11, 2004) (excluding a proposal requesting that the company's board of directors "direct management to pursue the company's objective to maximize shareholder value"). In contrast, where a proposal requests that a company explore a specific extraordinary transaction, the Staff has not concurred with the exclusion of the proposal. *See General Electric Co.* (January 28, 2004) (stating that the a proposal that the company retain an "investment bank to explore the sale of the company" cannot be excluded). The Staff's consistent principle has been that where the proposal seeks to maximize shareholder value by considering both extraordinary and non-extraordinary transactions, the proposal may be excluded.

See Donegal Group Inc. (February 16, 2012); *Central Federal Corp.* (March 8, 2010); *Medallion Financial Corp.* (May 11, 2004); *Peregrine Pharmaceuticals, Inc.* (July 31, 2007); *Bristol-Myers Squibb Co.* (Feb. 22, 2006); *Altigen Communications, Inc.* (November 16, 2006). The Staff has previously stated that proposals requesting spin-offs or the sales or parts or divisions of a Company relate, in part, to non-extraordinary transactions. *See Telular Corp.* (December 5, 2003) (excluding a proposal to appoint a special committee to explore "strategic alternatives," including "a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof"); *Sears, Roebuck and Co.* (February 7, 2000) (excluding a proposal to retain an investment bank to "arrange for the sale of all or parts of the company"). Furthermore, in deciding whether a proposal can be excluded under Rule 14a-8(i)(7), the Staff has indicated that the proposal may be "read together" with the supporting statement. *See Pepsico, Inc.* (March 3, 2011).

The Proposal does not relate to any specific transaction; rather, it proposes a general course of action with an ultimate aim of maximizing stockholder value. The supporting statement requests that the Company "consider strategic alternatives" to "reduce risk, simplify the business and maximize the value generated by the [C]ompany's assets" and also raises concerns about the "size and complexity" of the Company." But these types of judgment – decisions about the size and scope of the Company's business –are at the very heart of the judgments made by the Company's Board of Directors and management in the conduct of the ordinary business operations of the Company. The Board continuously reviews the Company's strategic alternatives with the goal of maximizing shareholder value and, as described under Section 3 below, has completed several transactions in recent years in furtherance of this goal. In addition, although the Proposal mentions "extraordinary transactions," as noted above, the scope of transactions to which the Proposal relates is unclear and, in fact, the Proposal read together with the supporting statement appears to relate to both extraordinary transactions (*i.e.*, transaction that would require stockholder approval) and non-extraordinary transactions (*i.e.*, transactions for which no stockholder approval would be required). The only specific types of transactions identified by the Proposal are transactions "resulting in the separation of one or more businesses", but these are the same types of transactions that the Staff has previously determined relate, in part, to non-extraordinary transactions. *See Telular Corp.* (December 5, 2003); *Sears, Roebuck and Co.* (February 7, 2000). Accordingly, the Proposal relates to both ordinary and extraordinary transactions and may be excluded pursuant to Rule 14a-8(i)(7).

B. The Proposal is excludable pursuant to Rule 14a-8(i)(7) because decisions regarding what information should be disclosed and when it should be disclosed are day-to-day management decisions for any public company.

The Proposal advocates a requirement that the Stockholder Value Committee publicly report its findings to the Company's stockholders. To the extent that the Proposal, if adopted, would mandate disclosure beyond that which is already required by applicable law and regulations, the Proposal addresses matters that are at the heart of the day-to-day management decisions of any public company. Accordingly, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

The Staff has concurred in the exclusion of proposals that request that companies disclose specific information beyond what is legally required as relating to ordinary business operations. *See, e.g., Citigroup* (February 2, 2009) (proposal requesting disclosure of a written and detailed CEO succession policy omitted under Rule 14a-8(i)(7)); *AmerInst Insurance Group. Ltd.* (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure, each calendar quarter, of the accounting of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)). Decisions regarding the type and amount of information to disclose to the public, beyond what is legally required, are a core management function. Disclosure decisions, which balance legal requirements, the need and right of shareholders to receive information, confidentiality concerns and commercial considerations, among other matters, are made by management based on the facts and circumstances of individual cases. By requiring the Company to disclose the Stockholder Value Committee's findings, the Proposal would remove the Company's discretion to resolve these "ordinary business problems" and impose a one-size-fits-all approach on a complex decision making process. The disclosure suggested by the Proposal has the potential to undermine the Stockholder Value Committee's work by making sensitive information about the Company's strategic plans publicly available. Once such information is widely known, it could be harder for the Company to pursue any transactions that the Stockholder Value Committee had determined to be in the Company's best interest. For example, were the Stockholder Value Committee to determine to pursue a separation of a business (which the Proposal requires it to consider), it could be extremely damaging to both the business to be separated and the sale process were premature disclosure required to comply with the Proposal. It is specifically to protect against this type of destructive disclosure that disclosure decisions are at the very heart of the types of judgments for which stockholders rely on management.

In addition, the Proposal's requirement that the Stockholder Value Committee "publicly report its findings...no later than 120 days after the 2013 Annual Meeting of Stockholders" seeks to micromanage the Company by imposing an arbitrary deadline on the Stockholder Value Committee's process. Evaluations of what actions the Company should take to "reduce risk, simplify the business, and maximize the value generated by the [C]ompany's assets," require extensive discussion and consideration and the Board should not have an arbitrarily short deadline imposed on its process. In the 1998 Release, the Commission stated that a proposal may be excluded under Rule 14a-8(i)(7) where it would "impose specific time-frames or methods for implementing complex policies." It is hard to imagine many decisions that would be more complex than considering which business lines to retain or divest as the Proposal would require the Stockholder Value Committee to consider. Furthermore, as discussed above, the Stockholder Value Committee's process will likely require consideration of confidential information and the reporting obligation imposed by the Proposal may require disclosure of confidential information.[4] By mandating a specific time-frame for the Stockholder Value Committee to report its findings, the Proponent risks forcing disclosure of confidential

[4] We note that stockholder proposals requesting a report on a particular subject frequently provide that confidential information should be omitted from such reports to avoid similar concerns. *See, e.g.*, United Parcel Services, Inc. (November 7, 2011); International Business Machines Corp. (November 13, 2011). Despite this well-known practice, the Proponent failed to include a similar qualification in the Proposal.

information at a time that could be harmful to the Company. As discussed above, the disclosure of confidential information at the wrong time could undermine the Company's strategic plans by providing sensitive information to competitors or jeopardize the Company's ability to complete the very types of transactions the Proposal directs the Stockholder Value Committee to explore. It is also conceivable that at the end of the 120-day period, the members of the Stockholder Value Committee may determine that they need more time to conduct a fully-informed process and effectively report their findings to the Company's stockholders. By imposing an arbitrary deadline, the Proponent fails to provide the Stockholder Value Committee with the flexibility it needs to conduct the complex process required by the Proposal before delivering the report.

For the reasons stated above, the Proposal is simply inconsistent with the policies and criteria outlined in the 1998 Release. Accordingly, the Company believes the Proposal may be excluded under Rule 14a-8(i)(7).

3. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.**

Rule 14a-8(i)(10) permits the Company to exclude a proposal if "the company has already substantially implemented the proposal." The Commission has stated that the predecessor to Rule 14a-8(i)(10) "was designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Exchange Act Release No.* 12598 (July 7, 1976). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *Masco Corporation* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms).

This understanding was reaffirmed in the 1998 amendments to the proxy rules that implemented the current Rule 14a-8(i)(10), which confirmed that a proposal need not be fully effected by the company in order to be excluded as substantially implemented. *See* Amendments to Rules on Shareholders Proposals, *Exchange Act Release No.* 40018 (May 21, 1988) at n.30 and accompanying text. When a company can demonstrate that it has already taken actions to address most elements of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. The Staff has maintained that "a determination that the [c]ompany has substantially implemented the proposal 'depends upon whether [the company's] particular policies, practices, and procedures *compare favorably* with the guidelines of the proposal.'" *Symantec Corporation* (June 3, 2010) (quoting *Texaco, Inc.* (March 28, 1991)); *see also The Procter & Gamble Company* (August 4, 2010); *Wal-Mart Stores, Inc.* (March 30, 2010). Therefore, substantial implementation is evaluated according to whether the actions of the company satisfactorily address the "essential objective" of the proposal. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *see also Wal-Mart Stores, Inc.* (March 30, 2010); *Caterpillar, Inc.* (March 11, 2008); *The Dow Chemical Co.* (March 5, 2008).

The Proposal asks that the Company appoint a committee to "explore extraordinary transactions that could enhance stockholder value." The supporting statement specifies that the ultimate goal of any such transaction is to "reduce risk, simplify the business and maximize the value generated by the Company's assets". However, the Board already has procedures in place for considering extraordinary transactions and other strategic alternatives that aim to accomplish the goals set forth in the Proposal. Indeed, consideration of these types of matters are at the core of the Board's fiduciary duties to oversee the Company. In particular, on a continuous basis (not just on a one time basis, as advocated by the Proposal), the Board reviews the Company's strategic alternatives and business plan and strategy on an overall and individual business line basis.[5] As a result of this ongoing process, the Board has developed and publicly announced a strategy to fortify its business and balance sheet to deliver for its clients and stakeholders, which includes meaningfully de-risking the Company and seeking to enhance the Company's return on equity. The Company is executing on this strategy and has completed a number of transactions in furtherance of this strategy, including:

- the spin-off of Discover Financial Services in 2007;
- the spin-off of MSCI Inc., the Company's investment decision support tools business, in 2007;
- the sale of the Company's retail management business, including Van Kampen Investments, Inc., in 2009;
- the spin-off of a hedge fund, FrontPoint Partners, in 2011;
- the sale of Quilter, the Company's retail wealth management business in the U.K., in 2012;
- the sale of Saxon, the Company's residential mortgage loan servicing and subservicing business, in 2012;
- the sale of certain proprietary trading assets of the Company's Process Driven Trading unit by the beginning of 2013; and
- entering into the joint venture with Citigroup Inc. to form Morgan Stanley Smith Barney (now Morgan Stanley Wealth Management) in 2009 with a majority 51% ownership stake, and the subsequent purchase of an additional 14% stake in Morgan Stanley Wealth Management in 2012 and the agreement to purchase the remaining 35% of Morgan Stanley Wealth Management by June 1, 2015.

Moreover, the Company delivers presentations to investors on a regular basis to update them on the Board's strategy and on actions that the Company has taken to execute that strategy.

---

[5] As noted in the Board-approved Corporate Governance Policies, which are available on the Company's website at http://www.morganstanley.com/about/company/governance/cgpolicies.html, the "Board regularly reviews with management the Company's financial performance, strategy and business plans."

See, e.g., the presentations made by the Company's Executive Vice President and Chief Financial Officer at the Morgan Stanley Municipal Issuer and Investor Conference on June 7, 2012 (the "**June 7 Presentation**"), by the Company's Chairman and Chief Executive Officer at the Morgan Stanley U.S. Financials Conference on June 12, 2012 (the "**June 12 Presentation**") and by the Company's Executive Vice President and Chief Financial Officer at the Barclays Capital Financial Services Conference on September 11, 2012 (the "**September 11 Presentation**"), which are attached as Exhibit B, Exhibit C and Exhibit D, respectively, and are available on the Company's website at http://www.morganstanley.com/about/ir/presentations.html. The Chairman and Chief Executive Officer has also reviewed strategy during conference calls to discuss the Company's earnings. *See, e.g.*, excerpts from the comments made by the Company's Chairman and Chief Executive Officer in the conference call to discuss the Company's earnings for the fiscal quarter ended June 30, 2012, which is attached as Exhibit E. These presentations and the comments on the earnings call describe in detail, among other things:

- steps the Company has taken to de-risk its businesses and improve its risk management;
- changes the Company has made to enhance its mix of businesses;
- steps the Company has taken and will continue to take to establish a fully integrated, well-positioned wealth management business and improve return on equity;
- the Company's focus on a capital efficient, client-driven model in its fixed income and commodities business and the Company's actions to reshape its fixed income business away from more complex structured-product businesses to higher-velocity flow-oriented products;
- the Company's plan to further reduce its fixed-income risk-weighted assets through a combination of passive migration and active business unit management;
- the Company's strategy with respect to Mitsubishi UFJ Financial Group, Inc. ("**MUFG**"), its largest stockholder, including the creation of a Japanese securities business joint venture with MUFG in 2010, the conversion of MUFG's preferred shares in the Company into common shares in 2011 and the continued expansion of the Company's partnership with MUFG in 2012;
- how the Company has restructured its balance sheet and funding so as to reduce leverage and increase funding durability;
- how the Company thinks about, and has enhanced, its liquidity position;
- the Company's management of its capital;
- the Company's efforts with respect to expense management and headcount management; and

- the Company's changes to its compensation structure in light of risk management considerations.

The strategy articulated by the Board, the transactions entered into by the Company in furtherance of that strategy and the disclosure that the Company has made to its investors to articulate the Company's thoughts on these issues all squarely address what the Proponents articulate as the primary purpose of the Proposal: "[t]o reduce risk, simplify the business, and maximize the value generated by the company's assets."

Although the Board has not issued a specific report relating to potential extraordinary transactions, as is advocated by the Proposal, the Company need not have implemented every component of the Proposal for the Staff to find that the Proposal has been substantially implemented. Indeed, the Company believes that its investor communications easily satisfy the "essential objectives" of the Proposal and that the Company's consideration and disclosure of its strategy certainly "compare favorably" with the actions called for by the Proposal. In particular, we note that whereas the Proposal requests a one-time consideration of extraordinary transactions and a report thereon, the Company in fact considers these issues on a continuous basis and communicates regularly with its investors in a very detailed manner on the very issues that the Proposal requests be addressed. *See, e.g.,* "Fortified Business and Balance Sheet to Deliver for Clients and Stakeholders" on slide 3 of the June 7 Presentation; "Meaningfully De-risked: Disciplined Execution, Fortified Foundation, Strengthened Business Mix...Specific Actions to Fundamentally Re-Tool Morgan Stanley from 2009-2012" on slide 4 of the June 7 Presentation; "Morgan Stanley 2009-2012 Actions Demonstrate Systematic Execution ...Specific Actions to Fundamentally Re-Tool Morgan Stanley" on slide 3 of the June 12 Presentation; "Enhanced Business Mix: Morgan Stanley Today is More Balanced" on slide 5 of the June 7 Presentation; "Morgan Stanley Today is a More Balanced Business" on slide 26 of the June 12 Presentation; "MUFG Relationship: Partnership 'For Decades to Come'" on slide 5 of the June 12 presentation; "Morgan Stanley Today is More Balanced With Complementary Business" on slide 3 of the September 11 Presentation; "MSSB Buy-In Update" on slide 12 of the September 11 Presentation; "Focus on Capital Efficient, Client-Driven model in Fixed Income and Commodities" on slide 16 of the September 11 Presentation.

For these reasons, the Company believes that it has substantially implemented the Proposal and, therefore, that it may exclude the Proposal under Rule 14a-8(i)(10).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2013 Proxy Materials. Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,



Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Charles Jurgonis, Plan Secretary for AFSCME Employees Pension Plan

Richard Clayton, Director of Research, CtW Investment Group

Exhibit A

Proposal and Related Correspondence



Committee
Lee Saunders
Laura Reyes
John A. Lyall
Eliot Seide
Lonita Waybright

EMPLOYEES PENSION PLAN

December 5, 2012

VIA OVERNIGHT MAIL and FAX (302) 655-5049
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036
Attention: Martin M. Cohen, Corporate Secretary

Dear Mr. Cohen:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of Morgan Stanley (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 70,342 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,


Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Resolved, that stockholders of Morgan Stanley ("MS") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more businesses.

2. The Stockholder Value Committee should publicly report its findings to the stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking, and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

To reduce risk, simplify the business, and maximize the value generated by the company's assets, we urge the board to consider strategic alternatives that can be accomplished through one or more extraordinary transactions. In our view, the size and disparate businesses of MS are harmful, rather than beneficial, to stockholder value. Investors appear to agree: MS shares have traded below book value since mid-2009. (http://ycharts.com/companies/MS/price_to_book_value)

Experts have called for fundamental restructuring of the largest financial firms, citing higher capital requirements, increased borrowing costs, and new regulations on proprietary trading and derivatives as dampers on profitability. Former MS Chair and CEO Philip Purcell argues that MS and other firms have low market valuations "because of the earnings volatility inherent in investment banking and trading. There is also a mismatch between the cultural values that infuse investment banking and those of asset management, retail banking, and private wealth management. The financial giants have mixed profitable and client-centric services with the higher risk, more volatile and opaque investment banking and trading." (http://online.wsj.com/article/SB10001424052702304765304577480743265772620.html)

Bank analyst Michael Mayo has stated that MS could be worth as much as $32 a share if its business lines were valued independently. (http://www.bloomberg.com/news/2012-07-25/morgan-stanley-stock-could-be-worth-32-in-breakup-mayo-says.html) Investor Michael

Price has criticized the business model of large financial firms, arguing that "wonderful assets" are languishing inside firms whose parts are worth more than their whole. (http://www.bloomberg.com/news/2012-06-27/breaking-up-big-banks-hard-to-do-as-market-forces-fail.html).

We also worry that the size and complexity of MS pose substantial challenges for its ability to manage risk effectively. Any benefits of increased size and diversification must be weighed against the costs, including those generated by complexity. A 2010 staff report by the Federal Reserve Bank of New York argued that reducing financial firm organizational complexity would improve risk identification and management, among other benefits. (Cumming and Eisenbeis, "Resolving Troubled Systemically Important Cross-Border Financial Institutions: Is a New Corporate Organizational Form Required?" available at http://www.newyorkfed.org/research/staff_reports/sr457.pdf)

This proposal would not dictate that MS engage in any particular kind of extraordinary transaction, just that the Stockholder Value Committee should evaluate the possibilities and report to stockholders on the results of its analysis. We urge stockholders to vote for this proposal.



Committee
Lee Saunders
Laura Reyes
John A. Lyall
Eliot Seide
Lonita Waybright

EMPLOYEES PENSION PLAN

December 5, 2012

VIA OVERNIGHT MAIL and FAX (302) 655-5049
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036
Attention: Martin M. Cohen, Corporate Secretary

Dear Mr. Cohen:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

211-12



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

December 5, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Morgan Stanley (cusip 617446448)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **70,342 shares of Morgan Stanley** common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Morgan Stanley** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

CtW Investment Group

December 6, 2012

<u>VIA OVERNIGHT MAIL and FAX (302) 655-5049</u>
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036
Attention: Martin M. Cohen, Corporate Secretary

Dear Mr. Cohen:

On behalf of CtW Investment Group (CtW), I write to give notice that pursuant to the 2012 proxy statement of Morgan Stanley (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, CtW intends to cosponsor the attached proposal (the "Proposal") submitted to the Company under separate cover by the AFSCME Employees Pension Plan at the 2013 annual meeting of shareholders (the "Annual Meeting"). CtW is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, CtW intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the AFSCME Employees Pension Plan or one of the Proposal's cosponsors intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that CtW has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-721-6038.

Sincerely,



Richard Clayton
Director of Research

Enclosure

1900 L Street NW, Suite 900 Washington, DC 20036 | 330 W. 42nd Street, Suite 900 New York, NY 10036
202-721-6060 | 212-290-0308
www.ctwinvestmentgroup.com

Resolved, that stockholders of Morgan Stanley ("MS") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more businesses.

2. The Stockholder Value Committee should publicly report its findings to the stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking, and such other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standard.

SUPPORTING STATEMENT

To reduce risk, simplify the business, and maximize the value generated by the company's assets, we urge the board to consider strategic alternatives that can be accomplished through one or more extraordinary transactions. In our view, the size and disparate businesses of MS are harmful, rather than beneficial, to stockholder value. Investors appear to agree: MS shares have traded below book value since mid-2009. (http://ycharts.com/companies/MS/price_to_book_value)

Experts have called for fundamental restructuring of the largest financial firms, citing higher capital requirements, increased borrowing costs, and new regulations on proprietary trading and derivatives as dampers on profitability. Former MS Chair and CEO Philip Purcell argues that MS and other firms have low market valuations "because of the earnings volatility inherent in investment banking and trading. There is also a mismatch between the cultural values that infuse investment banking and those of asset management, retail banking, and private wealth management. The financial giants have mixed profitable and client-centric services with the higher risk, more volatile and opaque investment banking and trading." (http://online.wsj.com/article/SB10001424052702304765304577480743265772620.html)

Bank analyst Michael Mayo has stated that MS could be worth as much as $32 a share if its business lines were valued independently. (http://www.bloomberg.com/news/2012-07-25/morgan-stanley-stock-could-be-worth-32-in-breakup-mayo-says.html) Investor Michael

Price has criticized the business model of large financial firms, arguing that "wonderful assets" are languishing inside firms whose parts are worth more than their whole. (http://www.bloomberg.com/news/2012-06-27/breaking-up-big-banks-hard-to-do-as-market-forces-fail.html).

We also worry that the size and complexity of MS pose substantial challenges for its ability to manage risk effectively. Any benefits of increased size and diversification must be weighed against the costs, including those generated by complexity. A 2010 staff report by the Federal Reserve Bank of New York argued that reducing financial firm organizational complexity would improve risk identification and management, among other benefits. (Cumming and Eisenbeis, "Resolving Troubled Systemically Important Cross-Border Financial Institutions: Is a New Corporate Organizational Form Required?" available at http://www.newyorkfed.org/research/staff_reports/sr457.pdf)

This proposal would not dictate that MS engage in any particular kind of extraordinary transaction, just that the Stockholder Value Committee should evaluate the possibilities and report to stockholders on the results of its analysis. We urge stockholders to vote for this proposal.

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 14, 2012

VIA OVERNIGHT DELIVERY

CtW Investment Group
1900 L Street, Suite 900
Washington, DC 20036
Attn: Richard Clayton, Director of Research

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Clayton:

On December 7, 2012, we received your letter dated December 6, 2012 co-sponsoring a proposal for inclusion in Morgan Stanley's (the "Company") 2013 proxy statement with AFSCME Employees Pension Fund.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement CtW Investment Group must, among other things, have continuously held at least $2,000 in market value of Morgan Stanley's common stock for at least one year by the date you submitted the proposal. CtW Investment Group is not currently the registered holder on Morgan Stanley's books and records of any shares of Morgan Stanley common stock and has not provided adequate proof of ownership. Accordingly, CtW Investment Group must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date you submitted the proposal, December 6, 2012, CtW Investment Group had continuously held at least $2,000 in market value of Morgan Stanley common stock for at least the one year period prior to and including the date you submitted the proposal.

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "affiliate") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

CtW Investment Group can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If CtW Investment Group's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then CtW Investment Group needs to submit a written statement from its broker, bank or securities intermediary verifying that, as of the date the proposal was submitted, CtW Investment Group continuously held the requisite number of Morgan Stanley shares for at least the one year period prior to and including the date you submitted the proposal, December 6, 2012.

- If CtW Investment Group's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then CtW Investment Group needs to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, CtW Investment Group continuously held the requisite number of Morgan Stanley shares for at least the one year period prior to and including the date you submitted the proposal, December 6, 2012. CtW Investment Group should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If CtW Investment Group's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant. If the DTC participant or affiliate of a DTC participant that holds CtW Investment Group's shares knows CtW Investment Group's broker's, bank's or securities intermediary's holdings, but does not know CtW Investment Group's holdings, CtW Investment Group needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that at the time the proposal was submitted, the required amount of securities were continuously held for at least the one year period prior to and including the date your submitted the proposal, December 6, 2012: one from CtW Investment Group's broker, bank or securities intermediary confirming CtW Investment Group's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference. I can be reached at (212) 762-7325 or jacob.tyler@morganstanley.com.

Sincerely,



Jacob E. Tyler
Assistant Secretary

Enclosures

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of December 10, 2012

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility

period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (I)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (I)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (I)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (I)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with

the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading

statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

For questions or comments regarding e-CFR editorial content, features, or design, email ecfr@nara.gov.
For questions concerning e-CFR programming and delivery issues, email webteam@gpo.gov.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following

bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full

one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a

proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as

irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

From: Michael Pryce-Jones [mailto:Michael.Pryce-Jones@changetowin.org]
Sent: Friday, December 21, 2012 11:04 AM
To: Tyler, Jacob (LEGAL)
Subject: CtW proof of ownership

Jacob:

I am in receipt of your letter to my colleague Richard Clayton. It is my understanding that you should now be in possession of the correct information as my broker (incidentally, MS Smith Barney) should have faxed over the materials yesterday or the day before.

Can you confirm receipt? And happy holidays, too.

Regards

Michael

Michael "PJ" Pryce-Jones
Senior Governance Policy Analyst
CtW Investment Group
1900 L St. NW, Suite 900
Washington, DC 20036
Direct Line: (202) 721-6079
Cell: (202) 262-7437

From: Tyler, Jacob (LEGAL)
Sent: Friday, December 21, 2012 4:08 PM
To: Michael Pryce-Jones
Subject: RE: CtW proof of ownership

Michael:

I have not received a fax. My direct fax number is (212) 507-0010.

Best regards,

Jacob Tyler, Executive Director
Morgan Stanley | Legal and Compliance
1221 Ave of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-7325
Jacob.Tyler@morganstanley.com

NOTICE: Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. If you have received this communication in error, please destroy all electronic and paper copies and notify the sender immediately. Mistransmission is not intended to waive confidentiality or privilege. Morgan Stanley reserves the right, to the extent permitted under applicable law, to monitor electronic communications. This message is subject to terms available at the following link: http://www.morganstanley.com/disclaimers If you cannot access these links, please notify us by reply message and we will send the contents to you. By messaging with Morgan Stanley you consent to the foregoing.

From: Michael Pryce-Jones [mailto:Michael.Pryce-Jones@changetowin.org]
Sent: Friday, December 21, 2012 4:09 PM
To: Tyler, Jacob (LEGAL)
Subject: Read: CtW proof of ownership

Your message

To:
Subject: CtW proof of ownership
Sent: Friday, December 21, 2012 9:09:11 PM UTC

was read on Friday, December 21, 2012 9:09:07 PM UTC.

From: Michael Pryce-Jones [mailto:Michael.Pryce-Jones@changetowin.org]
Sent: Friday, December 21, 2012 4:13 PM
To: Tyler, Jacob (LEGAL)
Cc: Etelvina Martinez
Subject: RE: CtW proof of ownership

It was faxed to the following number 302 655 5049 for the attention of Martin Cohen, Corporate Secretary.

Can you confirm this fax received the information.

Please include my colleague Etelvina on any response (she is cc'd here)

From: Tyler, Jacob (LEGAL)
Sent: Friday, December 21, 2012 6:31 PM
To: Michael Pryce-Jones
Cc: Etelvina Martinez
Subject: RE: CtW proof of ownership

Michael and Etelvina:

The fax number in your email is not a Morgan Stanley fax number and we do not receive faxes that are sent to this number. Please resend the requisite information to my attention at (212) 507-0010 or at the address or email listed below within the timeframe set forth in my letter dated December 14, 2012.

Best, Jake

Jacob Tyler, Executive Director
Morgan Stanley | Legal and Compliance
1221 Ave of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-7325
Jacob.Tyler@morganstanley.com

NOTICE: Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. If you have received this communication in error, please destroy all electronic and paper copies and notify the sender immediately. Mistransmission is not intended to waive confidentiality or privilege. Morgan Stanley reserves the right, to the extent permitted under applicable law, to monitor electronic communications. This message is subject to terms available at the following link: http://www.morganstanley.com/disclaimers If you cannot access these links, please notify us by reply message and we will send the contents to you. By messaging with Morgan Stanley you consent to the foregoing.

From: Michael Pryce-Jones [Michael.Pryce-Jones@changetowin.org]
Sent: Friday, December 21, 2012 08:46 PM Eastern Standard Time
To: Tyler, Jacob (LEGAL)
Subject: Read: RE: CtW proof of ownership

Your message

To:
Subject: CtW proof of ownership
Sent: Saturday, December 22, 2012 1:46:28 AM UTC

was read on Saturday, December 22, 2012 1:46:27 AM UTC.

From: Etelvina Martinez [mailto:Etelvina.Martinez@changetowin.org]
Sent: Saturday, December 22, 2012 9:30 PM
To: Tyler, Jacob (LEGAL)
Subject: Read: RE: CtW proof of ownership

Your message

To:
Subject: CtW proof of ownership
Sent: Sunday, December 23, 2012 2:30:29 AM UTC

was read on Sunday, December 23, 2012 2:30:23 AM UTC.

Exhibit B

Morgan Stanley Municipal Issuer and Investor Conference Presentation

Morgan Stanley

Morgan Stanley Municipal Issuer and Investor Conference

Ruth Porat, Executive Vice President and Chief Financial Officer

June 7, 2012

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

Notice

The information provided herein may include certain non-GAAP financial measures. The reconciliation of such measures to the comparable GAAP figures are included in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and the Company's Current Reports on Form 8-K, as applicable, including any amendments thereto, which are available on www.morganstanley.com.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Company, please see the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q and the Company's Current Reports on Form 8-K, as applicable, including any amendments thereto. This presentation is not an offer to buy or sell any security

Please note this presentation is available at www.morganstanley.com.

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

Fortified Business and Balance Sheet to Deliver for Clients and Stakeholders

1. Meaningfully de-risked
2. Enhanced business mix
3. Solidified MUFG partnership
4. Restructured balance sheet and funding
5. Enhanced liquidity position
6. Strong capital under Basel I and Basel III
7. Metrics underscore commitment to risk discipline

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

1 Meaningfully De-risked: Disciplined Execution, Fortified Foundation, Strengthened Business Mix

Specific Actions to Fundamentally Re-Tool Morgan Stanley from 2009 – 2012

Legacy Exit

- Revel disposition
- Proprietary desks eliminated
- PDT spin off
- Frontpoint spun off
- MBIA settlement

Financial Discipline

- Compensation approach restructured
  - Clawbacks
  - Risk adjustment
- Non-compensation expense controls
- $1.4Bn expense reduction plan

Business Mix

Created

- MSSB

Right-sized

- FICC

Sold

- Saxon(1)
- CICC
- Invesco stake
- Retail asset management
- MSCI

Capital

- MUFG conversion $8.1Bn
- CIC conversion $5.6Bn

Liquidity

- WAM extension
- Maturity and investor diversification
- Categorized assets by fundability
- Creation of "spare capacity"
- Growth of deposit funding

Source: Morgan Stanley SEC Filings

(1) On October 24, 2011, the Company announced that it had reached an agreement to sell Saxon, a provider of servicing and subservicing of residential mortgage loans, to Ocwen Financial Corporation. During the first quarter of 2012, the transaction was restructured as a sale of Saxon's assets, the first phase of which was completed in the second quarter of 2012. The remaining operations of Saxon are expected to be wound down within the year.

Morgan Stanley

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

2 Enhanced Business Mix: Morgan Stanley Today Is More Balanced

2007 – 2011 Revenue Split – Excluding Selected Items For Comparability(1)

(%)



- **Right-sized ISG:** Fixed Income move towards flow product, Equities more balanced product and geographic mix, IBD retains leadership position
- **Well integrated, well positioned MSSB:** Greater mix of fee-based assets, significant scale, closer alignment with ISG, platform integration almost complete
- **Strong risk discipline:** Rigorous and frequent stress-testing, significant market and credit risk limits, reports to CEO and Board
- **Strong capital and liquidity:** Industry leading Basel I and III capital ratios, high quality and large liquidity buffer based on dynamic Contingency Funding Plan
- **Processes ensure risk continuity:** Institutionalization of processes ensure durability

Morgan Stanley

Source: Morgan Stanley SEC Filings

(1) Revenues in 2007 exclude gains of $840MM related to DVA and $9.4Bn of mortgage-related losses. Revenues in 2011 exclude gains of $3.7Bn related to DVA, losses of $655MM related to MUMSS and losses of $1.7Bn related to the MBIA settlement.

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

3 Solidified MUFG Partnership: "For Decades to Come"

2008

- $7.8 billion of perpetual non-cumulative convertible preferred stock with a 10% dividend
  - 21% common shareholder (implied)
- $1.2 billion of perpetual non-cumulative non-convertible preferred stock with a 10% dividend
- One MUFG representative on Morgan Stanley Board

2009

- Support of two Morgan Stanley offerings
  - May – exchanged 640,909 shares of preferred for 29,375,000 of common
  - June – MUFG purchased an additional 17,178,055 shares of common
- Morgan Stanley and Bank of Tokyo-Mitsubishi UFJ ("BTMU") entered into a loan market joint venture ("LMJV") in the Americas
  - As of 4Q 2011, the LMJV had executed 179 relationship lending transactions totaling $41Bn in commitments
  - Also collaborate on event financing
- Agreements to refer businesses to each other in EMEA and Asia

2010

- Created securities joint venture in Japan
  - Morgan Stanley MUFG Securities (consolidated by Morgan Stanley) and Mitsubishi UFJ Morgan Stanley Securities (consolidated by MUFG)
- MUFG owns a 60% economic interest in both entities in the joint venture

2011

- Conversion of MUFG preferred shares into common
  - Bolstered Tier 1 Common Ratio
  - Conversion eliminated $780 million in annual preferred dividends
  - 22.4% common shareholder
- Two MUFG representatives on Morgan Stanley Board
- Expanded Morgan Stanley's access to long-term debt markets through MUFG distribution of Uridashi notes

2012

- Continuing to expand partnership opportunities

Morgan Stanley

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4 Restructured Balance Sheet and Funding: Reduced Leverage and Increased Funding Durability

($Bn) Events	4Q07 (1)	1Q12	(%) Change (2)
Balance Sheet: Significant decline in size	1,045	781	(25)
Short-Term Borrowings: No reliance on 2a7 funds or commercial paper	35	2	(94)
Secured Funding: Major decline in balance since 4Q07, with significant WAM extension	301	163	(45)
Long-Term Debt[3]: 38% of total funding, up from 32%, with expanded global diversification	191	177	(7)
Deposits: Transformed deposit-taking capability; 1Q12 proforma, 11th largest depository in U.S.,[4] with MSSB JV total deposits of $112bn. 1Q12 Morgan Stanley only deposits, 15th largest[4]	31	66	113
Shareholders' Equity: Doubled equity	31	62	100

Morgan Stanley

Source: Morgan Stanley SEC Filings and SNL Financial
(1) 4Q07 figures as reported on a fiscal-year basis with a year ending on November 30th.
(2) Percent change represents change from 4Q07 to 1Q12.
(3) Long-term debt percentage represents percentage of total funding liabilities. Total funding liabilities = CP + Secured Funding + Long-Term Debt + Deposits + Shareholders' Equity.
(4) Excludes foreign banks' US Bank Holding companies.

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5 Enhanced Liquidity Position: Absolute and Relative to Both Stress Environment and Peers

Period End Balance ($Bn)



	2008	2009	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12
Period End Balance Sheet	$659Bn	$771Bn	$820Bn	$809Bn	$841Bn	$808Bn	$836Bn	$831Bn	$795Bn	$750Bn	$781Bn

Morgan Stanley

Source: Morgan Stanley SEC Filings

(1) The Firm switched from fiscal year reporting to calendar year reporting at the end of 2008.

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Key Considerations in Sizing the Liquidity Reserve



Four Building Blocks

1. Rolling 12-month maturities
   - Peaked September 2011, subsequently declined
2. Balance sheet size and composition
   - Balance sheet down 25% since 2007
   - More liquid assets
3. Other contingent outflows including collateral requirements
4. Additional reserve
   - Primarily discretionary surplus
   - Increase particularly reflects declining maturities and balance sheet size and composition

Morgan Stanley

Source: Morgan Stanley SEC Filings and Company Data

(1) As of May 17, 2012.

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Liquidity Reserve Requirements Decrease With Declining Forward 12–Month Maturity Schedule

Projected Average 12-Month Forward Maturities[1]

- Key component of sizing the liquidity reserve is 12-month forward debt maturities; these have declined meaningfully
- Reduced net debt by more than $16 billion since the end of 1Q11 while maintaining strong liquidity



Morgan Stanley

Source: Morgan Stanley Company Data

(1) Projected average forward maturities are based on quarterly data and do not account for funding related activities since 3/30/12.

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Meaningful Improvement in Parent Debt Coverage While Reducing Net Debt



Morgan Stanley

Source: Morgan Stanley SEC Filings and Company Data

(1) Number of months Parent Liquidity can meet non-bank unsecured maturities without issuance or other available liquidity from non-bank subsidiaries.

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Morgan Stanley Credit Metrics Strong vs. U.S. and European Peers

Liquidity / 2012 – 2013 Debt Maturities[3]



	Morgan Stanley	U.S. Peer Average[4]	European Peer Average[5]
Leverage[2] (Assets / Tangible Equity)	13x	14x	26x
Short-Term Debt[3] / Total Funding	0%	5%	7%
Secured Funding WAM	>120 days	N/D	N/D

Source: Company SEC Filings and Company Data as of March 31, 2012

(1) Morgan Stanley, Goldman Sachs, JP Morgan, Citigroup, Bank of America and Credit Suisse data based on U.S. GAAP accounting. Deutsche Bank, UBS, Barclays, BBVA, Santander and UniCredit data based on IFRS accounting. Due to differences in accounting bases, information presented is directional.
(2) Assets adjusted to U.S. GAAP presentation from IFRS presentation by Morgan Stanley for European peers except BBVA, Santander and UniCredit.
(3) Morgan Stanley estimate for European peers.
(4) Includes JP Morgan, Goldman Sachs, Citigroup and Bank of America.
(5) Includes Credit Suisse, Santander, Deutsche Bank, Societe Generale, Barclays, BBVA, UBS and UniCredit.

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6 Strong Capital Under Basel I and Basel III: Prudent Capital Management

Basel I/2.5 Tier 1 Common Ratio as of 1Q 2012
(Common Less Tier 1 Deductions) / RWA (%)



Basel I/2.5 Tier 1 Capital Ratio as of 1Q 2012
Tier 1 Capital / RWA (%)



Basel III Tier 1 Common Ratio Guidance as of 1Q 2012
(%)



■ Morgan Stanley 1Q 2012 ■ Peers 1Q 2012 (B 2.5) Basel 2.5

- Information presented is directional, as actual comparisons among institutions is not possible due to differing capital regimes (e.g., Basel I vs. Basel 2.5), local regulatory capital interpretations, and differing accounting regimes (e.g., US GAAP vs. IFRS).

Morgan Stanley

Source: Company 10Q Filings, 6-K Filings, Publicly Available Interim Reports and Conference Call Transcripts
(1) Peer group includes Goldman Sachs, JP Morgan, Bank of America, Citigroup, UBS, Deutsche Bank, Barclays and Credit Suisse.

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7 Metrics Underscore Commitment to Risk Discipline: Move to Flow Products

Morgan Stanley wallet share has improved while systematically de-risking

- Financial Instruments Owned / Trading Assets: Systematically reduced trading assets as % of total assets since 2008 – at 1Q12 trading assets were 36% of total assets due to increased liquidity and rebalancing business – U.S. peers either modestly up or relatively flat since 2008
- U.S. Government and Agencies: Up 195% vs. 2008 – a more significant increase than peers. Represents 8% of total assets and 21% of trading assets as of 1Q12
- Asset Backed: Significant contraction vs. growth for some peers
- Level 3 Assets: Meaningful decline; represents 4% of assets and 11% of trading assets as of 1Q12 – lower than all U.S. peers
- Derivatives: Meaningful decline and lowest among peers at 14% of trading assets

Source: Company SEC Filings
(1) Fair value disclosures in SEC filings.

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Morgan Stanley vs. U.S. Peers – Level 3 Assets

- Down 69% vs. 2008 – a more significant reduction than peers
- Level 3 assets represent 4% of assets and 11% of trading assets – lower than all U.S. peers



Morgan Stanley

Source: Company SEC Filings
(1) Fair value disclosures in SEC filings.
(2) Peer group includes Goldman Sachs, JP Morgan, Bank of America, and Citigroup.

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Morgan Stanley vs. U.S. Peers – Derivatives

- As a percentage of trading assets, well less than half of 2008 levels and the lowest among peers at 14%; closest peer as a percent of trading assets is at 18%
- Derivatives as a percent of total assets are one-third 2008 levels



	Morgan Stanley				Bank 1				Bank 2				Bank 3				Bank 4				
% of Total Assets	15	6	6	5	15	20	9	7	N/D	4	4	4	N/D	3	3	3	N/D	3	3	3	Average 1Q12: 4%
% of Trading Assets	36	17	17	14	39	52	22	18	N/D	16	21	19	N/D	16	21	18	N/D	37	43	28	Average 1Q12: 19%

Source: Company SEC Filings
(1) Fair value disclosures in SEC filings.
(2) Peer group includes Goldman Sachs, JP Morgan, Bank of America, and Citigroup.

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Case Study: Prime Brokerage

What's Changed?

Funding & BRM	Contractual Clarity	Technology Investments	Industry Fragmentation
• Underlying approach for PB based on stable funding rather than self-funding • Asset / Liability management • Enhanced collateral management controls & governance	• Expectations aligned • Certainty around margin requirements and collateral types – Supported by enhanced analytics to assess risk	• Significant investments in technology • Quality of service is best-in-class • Materially improved throughput	• Hedge funds use on average three to four prime brokers • MS Response: – Partner and allocate balance sheet – Adjacencies across businesses

Morgan Stanley

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Fortified Business and Balance Sheet to Deliver for Clients and Stakeholders

1. Meaningfully de-risked
2. Enhanced business mix
3. Solidified MUFG partnership
4. Restructured balance sheet and funding
5. Enhanced liquidity position
6. Strong capital under Basel I and Basel III
7. Metrics underscore commitment to risk discipline

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Morgan Stanley

Morgan Stanley Municipal Issuer and Investor Conference

Ruth Porat, Executive Vice President and Chief Financial Officer

June 7, 2012

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Exhibit C

Morgan Stanley U.S. Financials Conference Presentation

Morgan Stanley

Morgan Stanley U.S. Financials Conference

James P. Gorman, Chairman and Chief Executive Officer

June 12, 2012

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Notice

The information provided herein may include certain non-GAAP financial measures. The reconciliation of such measures to the comparable GAAP figures are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 ("Annual Report on Form 10-K"), the Company's Quarterly Reports on Form 10-Q and the Company's Current Reports on Form 8-K, including any amendments thereto, which are available on www.morganstanley.com.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Company, please see the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q and the Company's Current Reports on Form 8-K. This presentation is not an offer to buy or sell any security.

Please note this presentation is available at www.morganstanley.com.

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Morgan Stanley 2009 – 2012 Actions Demonstrate Systematic Execution

Actions and Investments Provide Critical Insight About Morgan Stanley

Specific Actions to Fundamentally Re-Tool Morgan Stanley from 2009 – 2012

Legacy Exits	Financial Discipline	Business Mix	Capital	Liquidity
• Revel disposition • Proprietary desks eliminated • PDT spin off • Frontpoint spun off • MBIA settlement	• Compensation approach restructured – Clawbacks – Risk adjustment • Non-compensation expense controls • $1.4Bn expense reduction plan	**Created** • MSSB **Right-sized** • FICC **Sold** • Saxon (1) • CICC • Retail asset management • Invesco stake • MSCI	• MUFG conversion $8.1Bn • CIC conversion $5.6Bn	• WAM extension • Maturity and investor diversification • Categorized assets by fundability • Creation of "spare capacity" • Growth of deposit funding

These Actions Have Yielded Numerous Benefits



Source: Morgan Stanley SEC Filings

(1) On October 24, 2011, the Company announced that it had reached an agreement to sell Saxon, a provider of servicing and subservicing of residential mortgage loans, to Ocwen Financial Corporation. During the first quarter of 2012, the transaction was restructured as a sale of Saxon's assets, the first phase of which was completed in the second quarter of 2012. The remaining operations of Saxon are expected to be wound down within the year.

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Stronger Funding and Reduced Leverage

	4Q07 (1)	1Q12	Change
Shareholders' Equity	**$31Bn**	**$62Bn**	**+100%**
• Strong capital ratios under Basel 1 and Basel 3			
Tier 1 Common (Basel 1)	7.7% (2)	13.3%	+550bps
Tier 1 Common (Basel 3)	N/A	~9% (3)	
Liquidity Reserve	**$118Bn**	**$179Bn**	**+52%**
• Reserve is of the highest quality and is up significantly on an absolute basis and as a percentage of total assets			
Liquidity Reserve as % of Total Assets	11%	23%	+2x
Total Assets	**$1,045Bn**	**$781Bn**	**(25%)**
• Significant decline; decrease in less liquid assets, increase in more liquid assets			
Leverage ratio (4)	**32.6x**	**12.9x**	**(60%)**
• Significant decline in leverage			

Source: Morgan Stanley SEC Filings

(1) 4Q07 figures as reported on a fiscal-year basis with a year ending on November 30th
(2) Estimated for November 2007; Tier 1 Common Ratio introduced in April 2009
(3) Subject to final rule making, our Tier 1 common ratio under Basel III was between 8% and 10% pro forma as of the end of the first quarter
(4) Leverage ratio equals total assets divided by tangible Morgan Stanley shareholders' equity

Morgan Stanley

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MUFG Relationship: Partnership "For Decades to Come"

2008

- $7.8 billion of perpetual non-cumulative convertible preferred stock with a 10% dividend
- $1.2 billion of perpetual non-cumulative non-convertible preferred stock with a 10% dividend
- One MUFG representative on Morgan Stanley Board

2009

- Support of two Morgan Stanley offerings:
  - May – exchanged 640,909 shares of non-convertible preferred for 29,375,000 of common
  - June – MUFG purchased an additional 17,178,055 shares of common
- Morgan Stanley and Bank of Tokyo-Mitsubishi UFJ ("BTMU") entered into a loan market joint venture ("LMJV") in the Americas
  - As of 4Q 2011, the LMJV had executed 179 relationship lending transactions totaling $41B in commitments
  - Also collaborate on event financing
- Agreements to refer businesses to each other in EMEA and Asia

2010

- Created securities joint venture in Japan
  - Morgan Stanley MUFG Securities (consolidated by Morgan Stanley) and Mitsubishi UFJ Morgan Stanley Securities (consolidated by MUFG)
- MUFG owns a 60% economic interest in both entities in the joint venture

2011

- Conversion of MUFG preferred shares into common
  - Improved Tier 1 Common Ratio
  - Conversion eliminated $780 million in annual preferred dividends
  - ~22% common shareholder
- Two MUFG representatives on Morgan Stanley Board
- Expanded Morgan Stanley's access to long-term debt markets through MUFG distribution of Uridashi notes

2012

- Continuing to expand partnership opportunities

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MSSB Increases Stability and Enhances Franchise Value

Global Wealth Management Revenue Stability, Notwithstanding Volatile Markets

S&P 500 Index Level [1] vs. Quarterly GWM Revenues in ($Bn)



Client Assets [2]

(1Q12 AuM; $Bn)



Scale Business With Attractive Pre-tax Margins [3]

Pre-tax Margin in % vs. Net Revenue ($Bn)



Source: SEC Filings, Morgan Stanley estimated company data based on historical disclosed pre-tax margins

(1) S&P 500 Index level at quarter-end from FactSet
(2) Peer population includes Merrill Lynch Wealth Management, Wells Fargo, UBS Wealth Management Americas
(3) Data from 2001 – 2008; Peer population includes Merrill Lynch Global Private Clients, Wachovia Capital Management and Wachovia Wealth Management, Citi Global Wealth Management (Legacy), Raymond James, AG Edwards

Morgan Stanley

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Process Improvements Across the Firm

- Governance Structure
- Risk Management
- Finance Controls
- Liquidity Management
- Compensation
- Non-compensation Expenses / Office of Re-engineering

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Enhanced Risk Governance Structure



- Fortified key governance committees and created/enhanced select committees (e.g., Board Risk Committee)

Risk Committee

Chair: Sir Howard J. Davies

- Chairman of the U.K. Financial Services Authority (1997 – 2003)
- Deputy Governor of the Bank of England (1995 –1997)
- Director General of the Confederation of British Industry (1992 – 1995)

Audit Committee and Operations and Technology Committee

Chair: Donald T. Nicolaisen

- Chief Accountant for the U.S. Securities and Exchange Commission (2003 – 2005)
- Senior Partner at PricewaterhouseCoopers prior to joining the SEC
  - Led PricewaterhouseCoopers national office for accounting and SEC Services (1988 – 1994)

Compensation Committee

Chair: Erskine B. Bowles

- Co-Chair of the National Commission on Fiscal Responsibility and Reform (since 2010)
- White House Chief of Staff (1997 – 1998)
- Head of the Small Business Administration (appointed 1993)

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Invested in Risk Management Talent, Analytical Tools and Processes

The Firm Strengthened Risk Management Through Enhancements to Governance, Controls and Infrastructure

- Governance
  - New Committees
    - Established Board Risk Committee in 2010; oversees risk governance structure and guidelines for market and credit risk, as well as capital, liquidity and funding levels
      - Oversees performance of the Chief Risk Officer (CRO)
    - Established additional formal risk oversight committees throughout 2009 and 2010
  - Established greater CRO independence, with dual direct reporting lines to the CEO and the Board Risk Committee
  - Expanded and strengthened Risk Management policies and procedures
- Infrastructure and resources
  - Headcount more than doubled between 2008 and 2012
  - Strengthened Risk Management senior leadership and governance
  - Improved quality of risk data and systems
- Control enhancements (including increased number of limits, improved stress testing and comprehensive model control)



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Strengthened Market and Credit Risk Governance, Limits and Stress Testing Capability



Morgan Stanley

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Rigorous Process Around Valuation Controls

- Significantly improved technology and processes empower finance governance

Select Finance Processes and Systems		
Daily Marking Policy ("FRAME")	• Enhanced daily marking policy to provide Firmwide standards • FRAME program implements the Firm's daily marking policy and establishes the basis for consistent marking of the Firm's inventory and the validation of those marks across all segments and regions • Single market-maker position pricing ensuring single price across firm • All vetted data available from the federal hub or a federal service • All risk systems able to connect to federal sources	Consistent Firmwide marking underpinned by comprehensive measurement and management of adherence to the policy
Enhanced Global Valuation Principles Policies	• Strengthened process to provide pre-execution transaction approval for defined transactions • Metrics and robust governance in place to manage potential exceptions	Robust policies and processes support Finance function as the final authority over all valuation decisions

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Liquidity Framework Combines Governance, Data Transparency and Daily Reporting



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Fundamentally Restructured Approach to Compensation

- Compensation process restructured to reinforce risk management culture
  - Linked pay to risk-adjusted returns
  - Reduced incentives for excess risk-taking



(1) Applies to 2011 compensation

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Non-Compensation Expense Focus



- Continued tactical expense focus
- Office of Re-engineering formed in February 2011 to drive strategic expense reductions across our businesses and support functions
  - Technology and data
    - Optimizing server utilization and data center strategy
  - Location strategy
    - Expanding operations outside major metropolitan areas
  - Procurement programs
    - Vendor and demand management
- On target for $1.4Bn in run-rate re-engineering savings exiting 2014
- Non-compensation expenses have also declined in part due to legacy exits and business mix

Source: Morgan Stanley SEC Filings

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Metrics Demonstrate Progress in Institutional Securities



Source: Company SEC Filings, press releases and financial supplements

(1) Information presented is directional, as actual comparisons among institutions is not possible due to differing accounting regimes (e.g., U.S. GAAP vs. IFRS)
(2) Wallet share represents Morgan Stanley's share of total revenue of the peer group including Bank of America, Barclays, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, and UBS. Bars represent changes in wallet share in percentage points
(3) Excluding DVA; Morgan Stanley DVA was positive $3.7 billion in 2011 and negative $0.8 billion in 2010
(4) For Morgan Stanley excludes negative impact of $1,742 million from 4Q11 MBIA settlement

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Right-Sized, De-Risked Sales and Trading

- Sales and trading businesses have been right-sized and re-focused
  - Building share in "flow" products
  - Increasing balance sheet velocity
  - Leveraging adjacencies across the platform
  - Restructuring businesses that are capital punitive under Basel III
- The Firm has reorganized businesses to reduce sources of risk
  - Less liquid assets are down meaningfully
    - Level 3 Assets are down ~70% since the end of 2008 and represented ~4% of total assets as of 1Q12
    - Derivatives represented ~5% of total assets as of 1Q12, down from ~15% at the end of 2008
  - Concurrently, more liquid assets have increased
    - U.S. Government and Agencies represented ~8% of total assets as of 1Q12, up from ~3% at the end of 2008

	2008	1Q12
Trading Assets	$278,325	$278,424
As % of Total Assets	42%	36%
Level 3 Assets	$96,172	$29,677
As % of Total Assets	15%	4%
As % of Trading Assets	35%	11%
U.S. Government and Agencies	$20,251	$59,690
As % of Total Assets	3%	8%
As % of Trading Assets	7%	21%
Derivatives and Other Contracts (Net)	$99,766	$40,016
As % of Total Assets	15%	5%
As % of Trading Assets	36%	14%

Source: Morgan Stanley SEC Filings; Fair value disclosures in SEC filings

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Balanced Growth Across Products and Geographies in Equity Sales and Trading

- Balanced business across key geographies in all key areas
  - **Cash:** Strategically focused on content, scale and capital deployment
  - **Derivatives:** Continued footprint expansion in client base and product mix
  - **Financing:** Leveraging market-leading service platform for partnerships with clients across products
- **MSET:** Industry-leading electronic platform to support client execution needs across products and asset classes

Cash Equity Market Share Growth – U.S. [(1)]



Cash Equity Market Share Growth – International [(2)]



(1) U.S. market volumes include BATS, CBOE Stock Exchange, Chicago Stock Exchange, DirectEdge, NASDAQ, National Stock Exchange, and New York Stock Exchange
(2) International market volumes include exchanges in Europe, Middle East and Africa and the following exchanges in Asia: Australia Securities Exchange, Hong Kong Stock Exchange, Singapore Exchange, Korea Exchange, Taiwan Stock Exchange, National Stock Exchange of India, Bombay Stock Exchange, and Tokyo Stock Exchange

Morgan Stanley

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Focus on Capital Efficient, Client-Driven Model in Fixed Income and Commodities

- Invested significantly in key areas and expanded footprint
  - More balanced revenue contribution across products
- Client-centric business model geared towards "flow"
- Focused on risk-adjusted returns – competing in product areas where Basel III returns are attractive
  - Improving balance sheet turnover and asset velocity
  - Optimizing balance sheet usage and capital allocation

More Balanced Revenue Contributions Across Products

Quarterly Average – 2009 Revenue Mix (1) (2)



Quarterly Average – 2011 / 1Q12 Revenue Mix (1) (2)



Source: Morgan Stanley company data

(1) Represents mix of revenues for corporate credit, FX, rates, securitized products, and commodities businesses
(2) Macro represents FX and rates

Morgan Stanley

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Stronger Client Relationships Driving Higher Wallet Share in Fixed Income

- An increasing proportion of clients rank Morgan Stanley among their Top 3 dealers in both the U.S. and European markets
- Fixed income wallet share has steadily improved over the last two years

% of Clients Ranking Morgan Stanley as a Top 3 Dealer



Morgan Stanley Fixed Income S&T Wallet Share (3)
(%)



Source: Greenwich Associates (for accounts trading >$50Bn annually), Company SEC filings

(1) Report published in June 2011; Client interviews conducted between February and April

(2) Report published in October 2011; Client interviews conducted between May and July

(3) Based on revenues peer set including Morgan Stanley, Bank of America, Barclays, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JPMorgan, and UBS. Revenues exclude DVA for all peers and exclude the impact of Morgan Stanley's settlement with MBIA in 2011. Information presented is directional, as actual comparisons among institutions is not possible due to differing accounting regimes (e.g., US GAAP vs. IFRS)

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

Balance Within Franchise Drives Investment Banking Performance

Strategic Investments...

- Filled footprint "white space" through strategic hires in key sub-industry silos
- Built leading emerging market franchises
- Expanded product suite to fit dynamic markets and changing client needs
- Leveraging GWM and MUFG partnerships



...Led to Seamless Geographic, Industry and Product Coverage

- Increased wallet rank or remained #1 in every sector since 2007 (1)
- #1 Market Share in BRIC M&A and Equity since 2010 (2)
- Substantial growth in risk management solutions

Leading Global M&A Practice (3)

	2012 Rank
Bloomberg	#1
dealogic	#1
mergermarket	#1
THOMSON REUTERS	#2

Investment Banking Wallet Share (4)

(%)



(1) Dealogic Morgan Stanley M&A and ECM rank 2006 – 2007 vs. 2010 – 2011
(2) Thomson Reuters, BRIC any involvement announced deals of $100 million or more, January 1, 2010 – March 31, 2012
(3) Global Announced M&A January 1, 2012 – June 1, 2012
(4) Based on externally reported IBD revenues of peer set including Goldman Sachs, Credit Suisse, Morgan Stanley, JPMorgan / Bear Stearns, UBS, Bank of America / Merrill Lynch, Citi, Deutsche Bank, and Barclays Capital / Lehman Brothers (Lehman through 2007 / Barclays 2008 and after). Information presented is directional, as actual comparisons among institutions is not possible due to differing accounting regimes (e.g., US GAAP vs. IFRS)

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

Levers in Our Control Drive Margin Goals in Global Wealth Management



Source: Morgan Stanley SEC Filings, Estimated company data

(1) Bars are for illustrative purposes only; factors impacting the pre-tax margins do not represent actual values

(2) Assumes S&P 500 Index level of ~1,250

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

1 Complete Integration
2 Reduce Other Expenses

- Final step of MSSB integration in July 2012: all key milestones met, with remaining FA migration proceeding well
- Reduction in integration expense after final legacy Smith Barney migration
- Additional expense initiatives

Achieved All Major Integration Milestones			Smith Barney Migration in Process and Smooth	
2009	**2010**	**2011**	**2012**	**Thereafter**
✓ Signed and closed transaction ✓ Senior management ✓ Branch management ✓ Target operating model design	✓ Alignment of FA compensation across platforms ✓ Pricing ✓ Morgan Stanley self-clearing ✓ Mutual fund accounting system conversion	✓ New platform testing environment ✓ Branch workflow automation ✓ New account opening ✓ Morgan Stanley side training ✓ Morgan Stanley conversion to new platform ✓ Stabilization of new platform functionality ✓ Testing of Smith Barney data conversion ✓ Training on Smith Barney side	✓ Smith Barney initial FA transition to new platform (Feb 2012) ✓ Smith Barney interim FA move to new platform (May 2012) ✓ Issued notice for 14% call option • Smith Barney final FA move to new platform (July 2012) • Synergies – Additional deposits – Lower FDIC fees	• 15% call option June 2013 • 20% call option June 2014 • Continue streamlining

Morgan Stanley

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3 Continue Banking and Lending Build

Established a Foundation

- OCC approved Morgan Stanley Private Bank, N.A. charter 3Q 2010
- Established governance framework for risk and compliance management
- Hired senior leadership team
- ~180 Private Bankers at year-end 2011 strategically co-located in MSSB branches across the U.S.
- Launched Financial Advisor training to drive adoption of banking and lending as integral part of holistic wealth management offering

Product Build Out

- Re-Launched Home Loans business
- Expanded Securities-Based lending offering
- Established strategic partnership with American Express to deliver co-branded cards

Measuring Performance

- Home Loans 2011 production up 50% over 2010
- Securities-Based Lending 2011 production up 94% over 2010
- 48% of FAs had at least one banking and lending deal in 2011

Net Interest as a Percentage of GWM Revenue (1) (2)

(%)



Source: Company SEC Filings, Morgan Stanley company data

(1) Based on full-year 2011 results

(2) Peer population includes Bank of America Global Wealth & Investment Management, Wells Fargo Wealth, Brokerage and Retirement, and UBS Wealth Management Americas

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

4 Extend Our Managed Accounts Leadership
5 Work With Institutional Businesses

4 Leadership In Managed Accounts And Strong Client Demand Will Continue To Drive Growth

- Largest single share of total managed account assets in the U.S. (~20% of assets) [1] [2]
- Consistent growth in managed accounts driven by a number of factors
  - Long track record of platform leadership in terms of products and capabilities
  - Growing client demand and advisor adoption
- 250+ Consulting Group professionals, ~50 dedicated to portfolio construction / overlay
- Enhanced portfolio diversification, construction, and monitoring – with foundation in investment excellence

5 Record Year in 2011 for GWM – IBD Collaboration

- GWM Referrals to IBD
  - Total transaction volume of ~$30Bn to Morgan Stanley
- IBD Referrals to GWM
  - Approximately $5Bn in assets captured from over 100 wealth management and/or corporate equity service wins

Source: Morgan Stanley company data

(1) Metrics reflect clients between $250K and $10MM in total assets with more than 50% of revenues coming from managed money and assessment of FAs with more than 10 years of experience, comparing those with majority of revenues from Advisory business (>75%) vs. minimal focus (<25%)

(2) Cerulli Associates

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Institutional Focus, With Upside From Ongoing Optimization in Asset Management

- Sustained strong investment performance
  - Continued strong investment performance with 73% of Long-Only strategies outperforming benchmark on a 3, 5 and 10 year basis as of March 31, 2012
- Increase net flows
- Aggressively control non-compensation expenses
- Reduce capital through disposition of non-strategic principal investments and hedge fund stakes

AUM – Highest Since the Financial Crisis



Net Exposure to Hedge Fund Stakes and Investments



Morgan Stanley

Source: Morgan Stanley SEC Filings, Company data

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Morgan Stanley Today Is a More Balanced Business

2007 – 2011 Revenue Split – Excluding Selected Items For Comparability[1]

(%)



- **Right-sized ISG:** Fixed Income move towards flow product, Equities more balanced product and geographic mix, IBD retains leadership position
- **Well integrated, well positioned MSSB:** Greater mix of fee-based assets, significant scale, closer alignment with ISG, platform integration almost complete
- **Strong risk discipline:** Rigorous and frequent stress-testing, significant market and credit risk limits, reports to CEO and Board
- **Strong capital and liquidity:** Industry leading Basel I and III capital ratios, high quality and large liquidity buffer based on dynamic Contingency Funding Plan
- **Processes ensure risk continuity:** Institutionalization of processes ensure durability

Source: Morgan Stanley SEC Fillings

(1) Revenues in 2007 exclude gains of $840MM related to DVA and $9.4Bn of mortgage-related losses. Revenues in 2011 exclude gains of $3.7Bn related to DVA, losses of $655MM related to MUMSS and losses of $1.7Bn related to the MBIA settlement

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Major Ongoing Improvement Initiatives

- Completion of the MSSB integration and realization of cost savings
- Continuing management of headcount and expense levels
- Non-compensation expense discipline
- Winding down product areas that will not earn the cost of capital
- Restructuring product areas that have the potential to earn the cost of capital
- As our capital levels build, use share buybacks and dividends to return excess capital to shareholders over time

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Morgan Stanley

Morgan Stanley U.S. Financials Conference

James P. Gorman, Chairman and Chief Executive Officer

June 12, 2012

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Exhibit D

Barclays Capital Financial Services Conference Presentation

Morgan Stanley

Barclays Capital Financial Services Conference

Ruth Porat, Executive Vice President and
Chief Financial Officer

September 11, 2012

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. The presentation has not been updated since it was originally presented.

Notice

The information provided herein may include certain non-GAAP financial measures. The reconciliation of such measures to the comparable GAAP figures are included in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and the Company's Current Reports on Form 8-K, as applicable, including any amendments thereto, which are available on www.morganstanley.com.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Company, please see the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q and the Company's Current Reports on Form 8-K, as applicable, including any amendments thereto. This presentation is not an offer to buy or sell any security.

Please note this presentation is available at www.morganstanley.com.

Morgan Stanley

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Morgan Stanley Today is More Balanced With Complementary Businesses

2007–2012 Net Revenue Split (1) (2)



Key Drivers

- GWM
  - Fully integrated, well positioned
  - Revenue stability, growth in deposit funding
- ISG
  - Cohesive set of products across divisions
  - Leadership position in IBD
  - Balanced product and geographic mix in Equities
  - Continued focus on market share gains and capital management in Fixed Income
- MUFG
  - Strategic partnership with the world's third largest depository
- Strong risk discipline and tight governance
  - Institutionalization of processes ensures durability

Morgan Stanley

Source: Morgan Stanley SEC Filings and company data

(1) 2007 figures on a fiscal-year basis with a year ending on November 30.

(2) Net revenues adjusted for DVA (2007: ($843)MM; 1H12: $1.6Bn) and mortgage losses in 2007 ($9.4Bn)

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Growth of GWM Increases Stability and Enhances Franchise Value

- Growth in our Global Wealth Management segment provides a stable base of revenues and earnings
- Revenues have been stable in challenging markets
- Increased focus on fee-based assets enhances recurring nature of revenue stream

Global Wealth Management Net Revenue Stability, Notwithstanding Volatile Markets

S&P 500 Index Level [1] vs. Quarterly GWM Net Revenues in ($Bn)



Morgan Stanley

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Levers in Our Control Drive Margin Goals in Global Wealth Management



Morgan Stanley

Source: Morgan Stanley SEC Filings and company data
(1) Bars are for illustrative purposes only; factors impacting the pre-tax margins do not represent actual values

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1 Focus on Expense Management in GWM

Integration Expense Step Down

- Integration expenses declining
  - Some expense through year-end for continued field support and data retention
- Software amortization expense increasing
  - Five year amortization of new system

Integration Expenses vs. Software Amortization Expense
($MM)



Morgan Stanley

Source: Morgan Stanley company data

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2 Streamlining of Operations

Completion of Integration Enables Us To Focus on Optimizing Other Expenses

Fully Integrated Platform → Expense Optimization

- Retirement of legacy applications
- Reduction of redundant technology and operations will save:
  - Data processing
  - Storage / maintenance
  - Operational monitoring
- Other expense savings

3Q12 One-Time Expense

- Cost associated with expense rationalization:
  - Write-down of retired legacy Smith Barney system
  - Closure of regional support centers
- One-time 3Q12 expense

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3 Steady Growth in Revenue Will Also Drive Margins: Continue Banking and Lending Build

Core Strategy

- **Product**:
  - Complement the Firm's wealth management offering with banking and lending solutions that help attract and retain assets. Delivered through MSSB Financial Advisors to 4 million clients
- **Distribution**:
  - Co-locate a national network of 170 Private Bankers in MSSB branches to offer training and sales support
- **Management**:
  - Lead with an experienced management team, including functional experts in product, sales, risk and support areas
- **Risk & Control**:
  - Establish and maintain a rigorous discipline and governance framework, along with a measured pace of build-out

Ongoing Upside



Source: Morgan Stanley and peer SEC Filings and Morgan Stanley company data

(1) Based on full-year 2011 results.

(2) Peer population includes Bank of America Global Wealth & Investment Management, Wells Fargo Wealth, Brokerage and Retirement, and UBS Wealth Management Americas.

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3 Steady Growth in Revenue Will Also Drive Margins: Continue Banking and Lending Build

Product Offering

- **2010 – 2011:**
  - Deposit products and debit cards
  - Home loans
  - Margin and securities based lending
  - UHNW tailored lending
- **2012 and Forward:**
  - Co-branded cards with American Express
  - Ongoing expansion of home financing products
  - Ongoing expansion of asset classes for securities based lending
  - Expansion of tailored lending deal size and collateral
  - Ongoing money movement enhancements to facilitate deposit gathering (e.g., online, mobile)

Measuring Performance

- Loan growth (2010 – June 2012):
  - Home loans production up 125% over 2010; balances up 169% since year-end 2010
  - Securities based non-purpose lending production up 81% over 2010; balances up 48% since year-end 2010
- Increasing FA utilization:
  - 48% of FAs had at least one banking and lending transaction in 2011
- Ongoing strong risk management

Morgan Stanley

Source: Morgan Stanley company data

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4 Fee-Based Accounts Growth Drive Recurring Revenue and Enhance Stability

- Consistent growth in managed accounts driven by a number of factors
  - Long track record of platform leadership in terms of products and capabilities
  - Growing client demand and advisor adoption
- Largest single share of total managed account assets in the U.S. (~20% of assets) [1]
- 250+ Consulting Group professionals to support efforts of FAs
- Enhanced portfolio diversification, construction, and monitoring – with foundation in investment excellence

Fee-Based Assets Under Management
($Bn)



Morgan Stanley

Source: Morgan Stanley SEC filings and company data
(1) Cerulli Associates, 2011

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5 Effective Collaboration With Institutional Businesses





































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MSSB Buy-In Update

- Key terms
  - Agreed to acquire 14% of MSSB JV including pro-rata deposits at an assumed aggregate common equity value of $13.5Bn (~$1.9Bn for 14% stake)
  - Agreed future purchase price of $13.5Bn for remaining 35% stake held by Citi, including pro-rata deposits, subject to regulatory approval
- Pro forma impact for 14% exercise
  - Benefit from additional 14% earnings
  - De minimis capital impact due to capital held against NCI
- Scope of entity
  - MSSB JV is a subset of Global Wealth Management business

In the JV	Outside the JV
• Retail broker operations – Domestic – International	• Lending Products • AFS • Deposits

Morgan Stanley

Source: Morgan Stanley company data

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Cohesive Product Suite in Institutional Securities

Institutional Securities: Leading position in Investment Banking, Equities, Commodities and Credit Products and momentum in Rates and FX from more broadly leveraging our technology investments

A
- Cross-asset class focus enhances insight and execution

B
- Operating leverage benefits from technology

C
- Ongoing capital optimization is long-term accretive

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Complimentary Businesses Enhance Client Experience



Global Footprint

- Strong and deep presence in major established and growth markets; first mover in key locations

Execution Excellence

- Leading structuring capabilities across asset classes, products and markets
- Market maker / liquidity provider

Content

- Global research teams covering economics, markets, geopolitical events and stocks and industries
- Global client and sector coverage teams

Distribution

- Access to wide and diverse investor base and product offerings

Technology

- Consistent investments over time

Morgan Stanley

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Investments in Sales and Trading Technology and Content Drive Competitive Advantage
Years of Investments Key to Future
Assess and Adapt
Other Market
Sustainable Execution
• U.S. Treasuries
• Global Equities, Options, Futures, FX
• U.S. Treasuries
• Global Equities, Options, Futures, FX
• PB Integration
• BD Access
• Trade Access 24 hours / 6 days
• Matrix
• Swaps, Governments and Corporate Bonds
• U.S. Treasuries
• Global Equities, Options, Futures, FX
• PB Integration
• BD Access
• Trade Access 24 hours / 6 days
• Matrix
• Swaps, Governments and Corporate Bonds
• Derivatives Central Clearing
• Other Fixed Income Products
2003 – 2008
2009 – 2012
2013 – Beyond
Morgan Stanley
Source: Morgan Stanley company data
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15

Focus on Capital Efficient, Client-Driven Model in Fixed Income and Commodities

- Invested significantly in key areas and expanded footprint
  - More balanced revenue contribution across products
- Focused on risk-adjusted returns – competing in product areas where Basel III returns are attractive
  - Improving balance sheet turnover and asset velocity
  - Optimizing balance sheet usage and capital allocation

More Balanced Revenue Contributions Across Products

Quarterly Average – 2009 Revenue Mix (1) (2)





Quarterly Average – 2011 / 1H12 Revenue Mix (1) (2)



Source: Morgan Stanley company data

(1) Represents mix of revenues for corporate credit, FX, rates, securitized products, and commodities businesses.

(2) Macro represents FX and rates.

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Basel III Risk-Weighted Asset Reduction Plan

Principles of RWA Reduction
Assets That Are Core to the Franchise
vs. Assets That Are A Drag On Returns

1. Reduce capital in assets that are not accretive to future revenue growth
2. Act as rapidly as possible while acknowledging market limitations and client relationships
3. Consider returns in each sub-business in context of adjacencies, size and scale



Morgan Stanley

Source: Morgan Stanley company data
(1) The Company estimates its risk weighted assets based on a preliminary analysis of the Basel III guidelines published to date and other factors. This is a preliminary estimate and may change based on final rules to be issued by the Federal Reserve.

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Case Study: Securitized Products Balance Sheet and Revenues

- Reducing capital allocated to a business does not necessarily come at the expense of future revenues
  - Significant reduction in liquidity usage
- Have reduced distressed cash assets and unwound long duration derivative inventory
  - Natural amortization of inventory over the pay-down profile
  - Continued to trade all asset classes
  - Significant increase in balance sheet velocity
- Reduced Basel III RWAs in Securitized Products by 25% from 2011 to 2Q12 with little impact to revenues
  - RWA reduction done without the benefit of model approval / refinement

Average Quarterly Revenues – Securitized Products
($MM)



Average Balance Sheet – Securitized Products
($Bn)



Morgan Stanley

Source: Morgan Stanley company data

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Strategic Moves Enhance Business Outlook and Funding Profile

2007–2012 Net Revenue Split (1) (2)



Funding Framework (3)



Source: Morgan Stanley SEC Filings and company data

(1) 2007 figures on a fiscal-year basis with a year ending on November 30

(2) Net revenues adjusted for DVA (2007: ($843)MM, 1H12: $1.6Bn) and mortgage losses in 2007 ($9.4Bn).

(3) Funding stack represents percentage as a total of: deposits, commercial paper and other short-term borrowings, secured funding (securities sold under agreement to repurchase, securities loaned, other secured financings), long-term borrowings and Morgan Stanley shareholders' equity.

Morgan Stanley

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Deposits Enhance Funding Efficiency

- Deposit base sourced primarily from wealth management clients
  - Sourced from ~4 million households, holding $1.7 trillion of assets with MSSB; median relationship length of over 7 years [1]; has not declined by more than 12% in any one year or by more than 6% in any one month, even during the 2008 Financial Crisis [2]
- Deposit funding replaces term unsecured and secured financing requirements for bank eligible businesses
  - Retail lending: $14Bn of associated financing provided by deposits
  - Institutional lending: $19Bn of associated financing provided by deposits
  - FX derivatives – with Rates to follow (consistent with peers)

Deposits

($Bn)



Morgan Stanley

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...More Liquid Balance Sheet Reduces Unsecured Debt Reliance...

- At June 30, 2012, weighted average maturity of ~5.3 years; excluding current portion of long-term debt, 6.2 years (1)
- Long-term debt outstanding of $168Bn, down from $196Bn at 1Q11



Morgan Stanley

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...Unsecured Debt Issuances Do Not Need To Match Maturities

Elevated 2012 Maturities Addressed by 2010 and 2011 Issuance



Source: Morgan Stanley company data

(1) As of August 31, 2012.
(2) Remainder of 2012 includes September 1, 2012 – December 31, 2012.
(3) Total short-term and long-term maturities include Plain Vanilla (Senior Unsecured Debt, Subordinated Debt, Trust Preferred Securities), Structured Notes and Commercial Paper. Structured Notes maturities are based on contractual maturities.
(4) Excludes assumptions for secondary buyback activity.

Morgan Stanley

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Fortified Foundation, Strengthened Business Mix, Disciplined Execution

Specific Actions to Fundamentally Re-Tool Morgan Stanley: Funding Cost Circuit Breaker

Execute on Strategic Priorities

- Clear strategy – defined business footprint
  - Fully integrated, well positioned Wealth Management business
  - Leadership position in Investment Banking
  - Balanced product and geographic mix in Equities
  - Continued focus on market share gains and capital management in Fixed Income
- Operating leverage
- Focused execution on resource optimization

Strong Capital, Liquidity and Funding

- Solid funding framework
  - Unsecured – not reliant on short-term funding, 37% of total funding long-term debt
  - Secured – WAM of less liquid assets > 120 days and spare capacity creation
  - Deposits – 11th largest depository in the US with MSSB JV total deposits; 15th largest with MS only deposits(1)
  - Equity – doubled equity since 2007
- Industry leading capital ratios at 2Q12
- Substantial excess liquidity

Risk Management and Governance

Morgan Stanley

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Morgan Stanley

Barclays Capital Financial Services Conference

Ruth Porat, Executive Vice President and
Chief Financial Officer

September 11, 2012

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